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As filed with the Securities and Exchange Commission on July 26, 2013

Registration No. 333-189465

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-80

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TERANGA GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English (if applicable))

Canada	1040	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(IRS Employer Identification Number (if applicable))

121 King Street West, Suite 2600, Toronto, Ontario, Canada M5H 3T9, Tel: 416-594-0000

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware  19711

Tel: 302-738-6680

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copy to:

Mark L. Mandel, Esq.	Donald Belovich, Esq.
Milbank, Tweed, Hadley & McCloy LLP	Stikeman Elliott LLP
One Chase Manhattan Plaza	5300 Commerce Court West, 199 Bay Street
New York, NY 10005	Toronto, ON, Canada M5L 1B9
212-530-5000	416-869-5500

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

CALCULATION OF REGISTRATION FEE*

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)
Common Shares	32,968,372	US$0.28	US$15,385,240.42	US$2,098.55

(1)         Represents the maximum number of common shares (“Teranga Shares”) of Teranga Gold Corporation (“Teranga”) that may be issued in the United States pursuant to the transaction described herein, which is determined by the product of (a) 54,947,287, which represents an amount of common shares (“Oromin Shares”) of Oromin Explorations Ltd. (“Oromin”) that is less than 40 percent of the 137,368,218 issued and outstanding Oromin Shares as reported by Oromin in its Schedule 14D-9F filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 5, 2013, multiplied by (b) 0.60, which represents the number of Teranga Shares to be exchanged for each Oromin Share pursuant to the transactions described herein.

(2)         Estimated solely for purposes of calculating the amount of the filing fee.  In accordance with Rule 457 of the Securities Act of 1933, as amended, and the General Instructions to Form F-80, the registration fee is determined by the product of (a) an amount determined by the product of (i) the market value of an Oromin Share to be received by Teranga or cancelled in the transaction described herein, which is calculated as US$0.28 (Cdn$0.2879) based upon the average of the high and low prices as reported on the Over the Counter Bulletin Board as of July 22, 2013 (a date within five business days prior to the date of the filing of this registration statement), multiplied by (ii) 54,947,287 Oromin Shares in the aggregate to be received by Teranga or cancelled in the transaction described herein, multiplied by (b) 0.0001364.  The United States dollar value was calculated at Cdn$1.0000 = US$0.9725, which was the Bank of Canada’s noon exchange rate on July 25, 2013.

(3)   Teranga previously paid a registration fee of US$2,086.25 with its filing of the Registration Statement on Form F-80 with the SEC on June 20, 2013.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

EXPLANATORY NOTE

Teranga Gold Corporation (“Teranga” or the “Registrant”) hereby amends its Registration Statement on Form F-80 (File No. 333-189465) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 20, 2013 (the “Registration Statement”) to include the Notice of Change, Variation and Extension to the Offer to Purchase and Circular, dated July 26, 2013, that Teranga filed in its home jurisdiction as a supplement to the Offer to Purchase and Circular, dated June 19, 2013, which was previously filed with the Registration Statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.                   Home Jurisdiction Documents

Offer to Purchase and Circular*

Letter of Acceptance and Transmittal*

Notice of Guaranteed Delivery*

Letter to Shareholders of Oromin Explorations Ltd., dated July 26, 2013

Notice of Change, Variation and Extension to the Offer to Purchase and Circular

Revised Letter of Transmittal

Revised Notice of Guaranteed Delivery

Item 2.                   Informational Legends

See “NOTICE TO OROMIN SHAREHOLDERS IN THE UNITED STATES” in the Offer to Purchase and Circular*. Also see the Notice of Change, Variation and Extension Variation to the Offer to Purchase and Circular.

Item 3.                   Incorporation Of Certain Information By References

See “Documents Incorporated by Reference” in the Offer to Purchase and Circular* and the list of exhibits included in Part II hereof.   As required by this Item, the Offer to Purchase and Circular* and the Notice of Change, Variation and Extension to the Offer to Purchase and Circular provide that copies of the documents incorporated by reference may be obtained on request without charge from the Vice President, Investor & Stakeholder Relations of Teranga Gold Corporation, 121 King Street West, Suite 2600 Toronto, ON, Canada M5H 3T9 at +1 416-594-0000.

Item 4.                   List Of Documents Filed With The Commission

See “Documents Filed With the SEC” in the Offer to Purchase and Circular* and the Notice of Change, Variation and Extension to the Offer to Purchase and Circular.

*      Previously filed with the Registration Statement filed with the SEC on June 20, 2013.

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July 26, 2013

A LETTER TO SHAREHOLDERS OF OROMIN EXPLORATIONS LTD.

Dear Fellow Shareholders:

As you may know, we recently entered into an agreement with Oromin in respect of an amended offer (the "Improved Offer") to acquire all of the outstanding Oromin shares that we do not already own. Among other things, the Improved Offer reflects an increase in the exchange ratio to 0.60 of a Teranga share for each Oromin Share. The full terms and conditions of the Improved Offer are contained in the enclosed Notice of Change, Variation and Extension.

We urge you to review the enclosed documents and to act quickly on the opportunity to receive a premium to market for your Oromin shares. The realities of the gold space today have been very challenging for everyone, but we are confident that by leveraging off of our existing mill and infrastructure, together we should become stronger, more profitable and at the same time have the opportunity to capitalize on exciting synergies going forward.

We are very encouraged and pleased with the support we have received to date for the transaction from both Oromin and Teranga shareholders, as well as Oromin's board and management, who, like us, believe that combining our assets and capabilities is in the best interests of both companies. We expect that the combination of assets will result in an entity with increased production and improved financial metrics as a result of the addition of Oromin's interest in the OJVG open pit reserves. The Oromin acquisition is an exciting opportunity for both companies and we would like you to be a part of that.

Oromin's board of directors are fully supportive of the Improved Offer and they unanimously recommend that you tender your Oromin shares to the Improved Offer.

All of the directors and officers of Oromin have also personally endorsed the Improved Offer and agreed to tender their Oromin shares to the Improved Offer. With the Oromin shares held by IAMGOLD Corporation that have already been tendered, and with the Oromin shares we already own, this represents 45,899,577 Oromin Shares, or approximately 33.4% of the outstanding Oromin shares in favour of the Improved Offer.

The Need to Act

In order for the Improved Offer to proceed, among other things, at least two-thirds of the Oromin shares (including those held by us), on a fully-diluted basis, need to be tendered and not withdrawn by 9:00 p.m. (Toronto time) on August 6, 2013, unless the Improved Offer is further extended or withdrawn. Time is of the essence and you need to act now.

If you have any questions or need assistance in completing the enclosed BLUE Letter of Transmittal or tendering your Oromin shares, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 (toll free within North America) or 1-416-867-2272 (collect calls accepted), or by email at contactus@kingsdaleshareholder.com.

Shareholders who have already validly deposited and not withdrawn their Oromin shares need take no further action to accept the Improved Offer and receive the increased consideration payable there under.

Yours very truly,

Alan R. Hill
Executive Chairman
Teranga Gold Corporation

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about, or passed upon the fairness or merits of, the offer contained in this document, the securities offered pursuant to such offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The offer is not being made or directed to, nor will deposits of shares be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction. However, Teranga or its agents may, in their sole discretion, take such action as it may deem necessary to extend the offer to shareholders in any such jurisdiction.

The Offer is being made for the securities of a Canadian issuer and by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer to Purchase and Circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with IFRS, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Shareholders in the United States should be aware that the disposition of their Oromin Shares and the acquisition of Teranga Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors.

The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Teranga exists under the CBCA, that Oromin exists under the BCBCA, and that some or all of their respective officers and directors may be residents of jurisdictions outside the United States, that some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of Teranga and Oromin and said persons may be located outside the United States.

Shareholders should be aware that, during the period of the Offer, Teranga or its affiliates, directly or indirectly, may bid for or make purchases of Teranga Shares or Oromin Shares, or certain related securities, as permitted by applicable laws or regulations of the United States, Canada or its provinces or territories.

July 26, 2013

NOTICE OF CHANGE, VARIATION AND EXTENSION

of Teranga Gold Corporation's ("Teranga") offer to purchase all of the outstanding common shares
(together with the associated rights issued under the shareholder rights plan)

of

OROMIN EXPLORATIONS LTD.
not already held by Teranga and its affiliates

for the increased consideration of 0.60 of a common share of Teranga for each common share of Oromin Explorations Ltd. ("Oromin")

Teranga hereby gives notice that it has varied, amended and supplemented the terms of its offer, dated June 19, 2013 (the "Original Offer to Purchase"), to purchase all of the outstanding common shares of Oromin, other than the common shares of Oromin owned, directly or indirectly, by Teranga and its affiliates, and including any common shares of Oromin that may become issued and outstanding after the date of the Original Offer to Purchase but before the Expiry Time (as defined herein) upon the exercise, conversion or exchange of any Convertible Securities, together with the SRP Rights issued under the Oromin Shareholder Rights (collectively, the "Oromin Shares"). The Original Offer to Purchase is varied, amended and supplemented in order, among other things:

  (a)
  to extend the expiry time from 9:00 p.m. (Toronto time) on July 30, 2013 to 9:00 p.m. (Toronto time) to August 6, 2013;

  (b)
  to increase the consideration payable for each Oromin Share from 0.582 of a common share of Teranga ("Teranga Share") to 0.60 of a Teranga Share; and

  (c)
  to amend the Conditions of the Offer contained in Section 4 of the Original Offer to Purchase, as specified by this Notice of Change, Variation and Extension (the "Notice of Change, Variation and Extension").

  The Offer has been varied and extended and is now open for acceptance until 9:00 p.m. (Toronto Time) on
  August 6, 2013 (the "Expiry Time"), unless the Offer is further extended or withdrawn.

  The Oromin Board, following consultation with its financial and legal advisors, has unanimously determined that the Offer is fair to Shareholders (other than Teranga) and in the best interests of Oromin and, accordingly, the Oromin Board unanimously recommends that Shareholders deposit their Oromin Shares to the Offer.

    This Notice of Change, Variation and Extension should be read in conjunction with the Original Offer to Purchase and accompanying circular, dated June 19, 2013 (the "Original Circular", which, together with the Original Offer to Purchase, constitute the "Original Offer to Purchase and Circular"). The Original Offer to Purchase and Circular, as varied, amended and supplemented by this Notice of Change, Variation and Extension, together constitute the "Offer to Purchase and Circular". Except as otherwise set forth herein by this Notice of Change, Variation and Extension, the terms and conditions previously set forth in the Original Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the "Offer" in the Original Offer to Purchase and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery mean the Offer as amended hereby, and all references in such documents to the "Offer to Purchase and Circular" mean the Original Offer to Purchase and Circular as amended hereby. Unless the context requires otherwise, capitalized terms used but not defined in this Notice of Change, Variation and Extension which are defined in the Original Offer to Purchase and Circular have the respective meanings ascribed to them therein.

The Depositary & Information Agent for the Offer is:

If you have any questions or need any assistance in depositing your Oromin Shares in Canada, please contact Kingsdale at:
Toll Free (North America): 1-866-229-8651
Outside North America Call Collect: 1-416-867-2272
Email: contactus@kingsdaleshareholder.com	The Dealer Manager for the Offer is: Toll Free: 1-800-461-2275 Email: ssmoroz@cormark.com

(ii)

        Shareholders who have validly deposited and not withdrawn their Oromin Shares need take no further action to accept the Offer as varied by this Notice of Change, Variation and Extension. Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on blue paper) that accompanies this Notice of Change, Variation and Extension or a manually signed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with the certificate(s) representing their Oromin Shares and all other required documents, at the Toronto office of the Depositary in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (i) accept the Offer by following the procedures for book-entry transfer of Oromin Shares set out in Section 3 of the Original Offer to Purchase, "Manner for Acceptance — Acceptance by Book-Entry Transfer", or (ii) follow the procedure for guaranteed delivery set forth in Section 3 of the Original Offer to Purchase, "Manner for Acceptance — Procedure for Guaranteed Delivery" by using a Notice of Guaranteed Delivery (printed on yellow paper) that accompanies this Notice of Change, Variation and Extension or a manually signed facsimile thereof.

        Shareholders whose Oromin Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Oromin Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Oromin Shares directly with the Depositary.

        Questions and requests for assistance may be directed to the Depositary and the Information Agent for the Offer, whose contact details are provided on the back cover of this document. Additional copies of this Notice of Change, Variation and Extension, the Original Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary or the Information Agent and are accessible on the Canadian Securities Administrators' website at www.sedar.com. This website address is provided for informational purposes only and no information contained on, or accessible from, such website is incorporated by reference herein unless expressly incorporated by reference.

        No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by Teranga, the Information Agent or the Depositary.

        This Notice of Change, Variation and Extension does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Oromin Shares be accepted from, or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, Teranga or its agents may, in their sole discretion, take such action as they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

 ADDITIONAL NOTICES TO OROMIN SHAREHOLDERS IN THE UNITED STATES

        Teranga has filed with the SEC a Registration Statement on Form F-80 and a tender offer statement on Schedule 14D-1F, each of which includes the Original Offer to Purchase and Circular, and other documents and information. U.S. INVESTORS AND U.S. SECURITY HOLDERS OF OROMIN ARE URGED TO READ THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. U.S. investors and U.S. security holders of Oromin may obtain these documents free of charge at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Teranga can be obtained free of charge by directing such request to Teranga's Information Agent, or at Teranga's website at www.terangagold.com.

        The Offer does not constitute an offer to sell or a solicitation of an offer to buy any securities in any state in the United States in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits of Oromin Shares be accepted from or on behalf of, Shareholders in any state in the United States in which the making or acceptance of the Offer would not be in compliance with the laws of such state. Teranga or its agents may, in their sole discretion, take such action as they may deem desirable to extend the Offer to Shareholders in any such state. Notwithstanding the foregoing, Teranga or its agents may elect not to complete such action in any given instance. Accordingly, Teranga cannot at this time assure holders of Oromin Shares that otherwise valid tenders can or will be accepted from holders resident in all states in the United States.

        Because Teranga is not permitted to take up and pay for Oromin Shares owned by a United States resident until the Offer in the state such person resides has been registered with the applicable state regulatory agency or an exemption from such registration is available, Teranga has filed the appropriate forms to qualify the Offer in those states in the United States that Teranga has determined filings are necessary and advisable; however, there can be no assurance that any such states in which such filings are made will approve the Offer and sale.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        Certain information contained in this Notice of Change, Variation and Extension under Section 1, "Recent Developments" and in the Original Circular under Section 6, "Reasons to Accept the Offer", Section 7, "Purpose of the Offer and Teranga's Plans for Oromin" and Section 12, "Acquisition of Oromin Shares Not Deposited", in addition to certain information contained elsewhere in this Notice of Change, Variation and Extension and the Original Offer to Purchase and Circular, contain forward-looking statements, which may include future-oriented financial information, and are prospective in nature. Forward-looking statements, which may include future-oriented financial information, are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by assumptions and the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements, which may include future-oriented financial information, are based on assumptions made by Teranga in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Teranga believes are appropriate in the circumstances, including their expectations of timing and the terms and benefits of the Offer, as well as the expected outcome of the Bendon Litigation, and such assumptions involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teranga to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations of Teranga include, among other things: dependence on the Sabodala gold mine for substantially all of Teranga's operating revenue and cash flows; dependence of financial performance on the price of gold; ability to meet key production and cost estimates; technical operational risks of an operating gold mine; changes in the supply or cost of energy, commodities or other key inputs; fluctuations in stock exchange prices; dependence on key management and qualified operating personnel; inherent dangers and risks of mining; speculative and uncertain nature of mining; illegal mining and related delays, disputes and liability; ability to obtain additional external financing on commercially acceptable terms; ability to continually replace and expand Teranga's reserves and resources; changes in taxation laws, regulations or enforcement; legal proceedings; adequacy of insurance; fluctuations in foreign currency exchange rates; renewal of the Sabodala Mining License in 2022; licensing, permitting and approvals and other regulatory requirements of operating in Senegal; environmental laws and regulations; land reclamation costs; risks associated with joint ventures; challenges to mineral rights or surface rights; ability to identify or complete desirable acquisitions, investments or divestitures, and subsequently integrating such business or asset; political, economic and other risks in Senegal; international disputes and litigation; uncertainties in the interpretation and application of laws and regulations in Senegal; ability to repatriate funds from Senegal or any other foreign country; current global

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financial conditions and volatility; conflicts of interest; ability to compete successfully with other mining companies; consequences of a mine closure; outbreak of any severe communicable disease in Senegal; compliance with ASX listing rules and corporate law; government approvals; the Bendon Litigation and co-operation of Bendon and Badr with respect to OJVG. Such forward-looking statements, which may include future-oriented financial information, should therefore be construed in light of such factors. These factors are not intended to represent a complete list of the general or specific factors that could affect Teranga. Additional factors may be noted elsewhere in the Original Offer to Purchase and Circular and in any documents incorporated by reference therein. Readers are cautioned not to put undue reliance on forward-looking statements or future-oriented financial information. Teranga disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws.

        Forward-looking information and other information contained in this Notice of Change, Variation and Extension and the Original Offer to Purchase and Circular and in any documents incorporated by reference therein concerning mineral exploration and management's general expectations concerning the mineral exploration industry are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which management believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While management is not aware of any misstatements regarding any industry data presented in this Notice of Change, Variation and Extension and the Original Offer to Purchase and Circular, mineral exploration involves risks and uncertainties and industry data is subject to change based on various factors.

        In addition, please note that statements relating to "reserves" or "resources" are deemed to be forward-looking information as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably mined in the future.

        Neither Teranga nor its directors or officers has verified the accuracy or completeness of information or statements contained herein or in the Original Offer to Purchase and Circular which are made by or derived from third-party sources. Such third-party sources may have failed to identify events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements. Teranga has no means of verifying the accuracy or completeness of such information or statements made by or derived from third-party sources or whether there has been any failure by such sources to identify events that may have occurred or may affect the significance or accuracy of any information or statements.

CURRENCY

        In this Notice of Change, Variation and Extension, all references to "$" or "dollars" refer to Canadian dollars.

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 NOTICE OF CHANGE, VARIATION AND EXTENSION

TO:    THE HOLDERS OF COMMON SHARES OF OROMIN

July 26, 2013

        This Notice of Change, Variation and Extension varies, amends and supplements the Original Offer to Purchase and Circular. Except to the extent varied, amended or supplemented by this Notice of Change, Variation and Extension, the terms and conditions set forth in the Original Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects. This Notice of Change, Variation and Extension is to be read in conjunction with the Original Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

        All references to the "Offer" in the Original Offer to Purchase and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Change, Variation and Extension mean the Offer as amended hereby, and all references in such documents to the "Offer to Purchase" and/or "Circular" mean the Original Offer to Purchase and Circular as amended hereby. Unless the context requires otherwise, capitalized terms used but not defined in this Notice of Change, Variation and Extension which are defined in the Original Offer to Purchase and Circular have the respective meanings ascribed to them therein.

1.     Recent Developments

        On June 24, 2013, Teranga mailed to its shareholders an amended and restated proxy circular (the "Amended Circular") for the upcoming annual and special meeting of shareholders of Teranga to be held on July 18, 2013 (the "Meeting"), where, among other things, Teranga shareholders were to vote on a resolution to approve the issuance of Teranga Shares in connection with the Offer.

        On July 4, 2013, Mineral Deposits Limited ("MDL") issued a press release noting the withdrawal of all of its nominees for election as directors to the board of Teranga at the Meeting. On July 4, 2013, Teranga issued a press release noting MDL's press release of earlier that day and confirming that Mr. Limb had withdrawn his consent to act as a director of Teranga and that therefore shareholders of Teranga would be voting on the remaining six nominees proposed by management of Teranga in its Amended Circular.

        On July 4, 2013, Oromin filed and delivered a Directors' Circular in response to the Offer, which contained no recommendation to Shareholders for the reasons specified therein.

        On July 11, 2013 Teranga announced that Institutional Shareholder Services Inc. ("ISS"), Glass Lewis & Co. ("GL") and Ownership Matters Pty. Ltd. ("Ownership Matters"), three leading proxy advisory firms, all recommended that shareholders of Teranga vote FOR the proposed acquisition of Oromin Exploration Ltd ("Oromin") and FOR management's director nominees up for election at the Meeting. In all three reports, ISS, GL and Ownership Matters recommended that Teranga shareholders vote FOR the proposed resolutions put forward by management, specifically, the approval of the offer to acquire Oromin; the election of directors; the appointment of auditors; and the ratification of the Advanced Notice By-Law of Teranga.

        At the Meeting on July 18, 2013, the shareholders of Teranga approved the Teranga Shares to be issued under the Offer, the slate of directors put forward by management of Teranga, the appointment of Teranga's auditors and the ratification of the Advanced Notice By-Law of Teranga.

        On July 22, 2013, Teranga and Oromin entered into a support agreement (the "Support Agreement") pursuant to which, among other things, Teranga agreed to amend the Offer as set out in this Notice of Change, Variation and Extension, and Oromin agreed to recommend to Shareholders that they deposit their Oromin Shares to the Offer.

        In connection with the Support Agreement, all of the directors and officers of Oromin have entered into lock-up agreements with Teranga pursuant to which they have agreed to tender a total of 11,111,441 Oromin Shares, representing approximately 8.1% of the outstanding Oromin Shares, to the Offer. IAMGOLD Corporation has also agreed to extend to August 19, 2013 its previously executed lock-up agreement with Teranga and tender its 16,088,636 Oromin Shares, representing approximately 11.7% of the outstanding Oromin

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Shares, to the Offer. Teranga owns 18,699,500 Oromin Shares, representing approximately 13.6% of the outstanding Oromin Shares. All together this represents 45,899,577 Oromin Shares or approximately 33.4% of the outstanding Oromin Shares. The lock-up agreements with the directors and officers of Oromin will terminate in the event that the Support Agreement is terminated.

        Prior to entering into the Support Agreement, a special committee of the Oromin Board received an oral fairness opinion from its financial advisor, RBC Capital Markets, to the effect that as of the date of such opinion the consideration to be received under the Offer was fair, from a financial point of view, to Shareholders, other than Teranga. The Oromin Board, after receiving the unanimous recommendation of the special committee that the Oromin Board enter into the Support Agreement, unanimously determined that the Offer is fair to the Shareholders (other than Teranga) and is in the best interests of Oromin and unanimously approved the entering into of the Support Agreement and unanimously resolved to recommend that the Shareholders tender their Oromin Shares to the Offer.

        In respect of the Current Bendon Litigation (as defined in Section 9, "Change in Information of the Offer"), Oromin is of the view, and concurs with Teranga's assessment, that the making of the Offer to acquire Oromin, and the take-up of Oromin Shares tendered, is not prohibited or restricted by the terms of the Shareholders Agreement governing the OJVG and neither Bendon nor Badr Investment & Finance Company have any right of first refusal, right of first offer or similar right on or in respect of, the transfer of Oromin's indirect interest in the OJVG or the OJVG Golouma Gold Project. Oromin and Teranga both believe that the Bendon Litigation is ill-conceived and will assertively defend it. In that regard, Teranga has served Bendon with a Notice of Motion and accompanying affidavit seeking to dismiss the Bendon litigation.

Support Agreement

        The following is a summary of the material terms of the Support Agreement. This summary is qualified in its entirety by reference to the full text thereof, a copy of which is available on Teranga's website at www.terangagold.com and on SEDAR at www.sedar.com. Oromin Shareholders who would like a paper copy to be mailed to them without charge may contact the Vice President, Investor and Stakeholder Relations of Teranga at 121 King Street West, Suite 2600, Toronto, Ontario, Canada M5H 3T9 (telephone: 1-416-594-0000).

The Offer

        Under the Support Agreement, Teranga agreed to vary the terms of the Offer to (i) extend the expiry time from 9:00 p.m. (Toronto time) on July 30, 2013 to 9:00 p.m. (Toronto time) to August 6, 2013; (ii) increase the consideration payable for each Oromin Share from 0.582 of a Teranga Share to 0.60 of a Teranga Share; and (iii) amend the Conditions of the Offer contained in Section 4 of the Original Offer to Purchase, as amended by this Notice of Change, Variation and Extension (see Section 4, "Amendments to the Conditions of the Offer"). Teranga also agreed that it would not, without the prior written consent of Oromin: (i) increase, decrease or waive the Minimum Tender Condition unless there has been, validly deposited pursuant to the Offer and not withdrawn at the Expiry Time, that number of Oromin Shares which, when added to the number of Oromin Shares currently owned by Teranga, constitutes at least 50% of the Oromin Shares outstanding calculated on a non-diluted basis; (ii) impose additional conditions to the Offer; (iii) decrease the consideration per Oromin Share; (iv) decrease the number of Oromin Shares in respect of which the Offer is made; (v) change the form of consideration payable under the Offer (other than to increase the total consideration per Oromin Share and/or add additional consideration or consideration alternatives); or (vi) otherwise vary the Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Shareholders.

        In addition, Teranga also agreed to extend the Expiry Time: (i) up to September 15, 2013 (the "Outside Date"), in order to contest or appeal any injunction by a Government Entity preventing the take up of and/or payment for the Oromin Shares and (ii) should the Minimum Tender Condition be waived in accordance with the Support Agreement, to the earlier of (x) the expiry of at least two extensions of 10 days each and (y) the date upon which at least 66 2/3% of the Oromin Shares outstanding calculated on a non-diluted basis have been validly deposited pursuant to the Offer.

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Oromin Approval and Co-operation

        Under the Support Agreement, Oromin represented that the Oromin Board has determined unanimously that, as at the date of the Support Agreement: (i) the Offer was fair to the Oromin Shareholders (other than Teranga) and the best interests of Oromin; and (ii) it would unanimously recommend that the Oromin Shareholders (other than Teranga) accept the Offer. In addition, Oromin covenanted to co-operate with Teranga and use reasonable efforts to cause the directors and officers of Oromin and its subsidiaries to take all reasonable action to support the Offer and any Subsequent Acquisition Transaction, including without limitation: (i) assisting with obtaining third party consents and regulatory approvals, including the waiver from the Republic of Senegal with respect to the offer of up to a 25% interest in Société des Mines de Golouma S.A. to Senegalese nationals (and / or indirectly the OJVG Golouma Gold Project); and (ii) supporting Teranga in respect of the Current Bendon Litigation by including an agreed statement of support that was set out in the joint press release of Teranga and Oromin dated July 22, 2013. Oromin also agreed that, promptly following the time at which Teranga takes up Oromin Shares under the Offer that represent at least a majority of the then outstanding Oromin Shares (on a non-diluted basis), Teranga can designate all of the members of the Oromin Board and any committees thereof, to the extent permitted by applicable Law.

Mutual Covenants

        Teranga and Oromin agreed under the Support Agreement that, if Teranga takes up and pays for Oromin Shares pursuant to the Offer, Teranga shall, and Oromin would use reasonable commercial efforts to cause and to enable Teranga to, acquire the balance of the Oromin Shares, directly or indirectly, as soon as practicable after completion of the Offer, by way of Compulsory Acquisition or to the extent permitted by applicable Law, Subsequent Acquisition Transaction. Under the Support Agreement, any Compulsory Acquisition or Subsequent Acquisition Transaction shall provide for consideration per Oromin Share that is the same exchange ratio and is in the same form as the consideration per Oromin Share offered under the Offer.

Additional Covenants of Oromin

        Oromin agreed pursuant to the Support Agreement, among other things: (i) to, and to cause Sabodala Holding Limited not to initiate or vote in favour of any resolution, decision or action of OJVG that would cause OJVG not to, carry on business in the ordinary course consistent with past practice as of and after the date of the Support Agreement; (ii) subject to any confidentiality obligations existing as at the date of the Support Agreement that may prevent Sabodala Holding Limited from doing so, to promptly notify Teranga of any request or requirement to attend any material discussions, negotiations or filings with any Governmental Entity regarding any matter, to not, and to not allow Sabodala Holding Limited to, initiate any such discussions, negotiations or filings without the prior consent of Teranga, and to provide Teranga with the opportunity to participate in any such material meetings, discussions or negotiation; (iii) not to, and to cause Sabodala Holding Limited not to vote in favour of a resolution authorizing OJVG to, directly or indirectly, solicit any Acquisition Proposal (as defined below), however, Oromin shall be permitted to engage in discussions or negotiations with, or respond to enquiries from any person that has made a bona fide unsolicited written Acquisition Proposal that the Oromin Board has determined constitutes or could reasonably be expected to result in a Superior Proposal (as defined below); (iv) immediately cease and cause to be terminated any existing discussions or negotiations with any person (other than Teranga) with respect to any potential Acquisition Proposal; (v) not to and its subsidiaries will not, and Oromin shall cause Sabodala Holding Limited to vote against any resolution, decision or action to, accept, approve or enter into any agreement with any person to facilitate any Acquisition Proposal unless, among other things: (A) the Oromin Board determines that the Acquisition Proposal constitutes a Superior Proposal; (B) Teranga has not taken up any Oromin Shares under the Offer; (C) the non-solicitation covenants in the Support Agreement have been complied with; (D) Teranga has been given 5 business days the amend its Offer from the time it received notice of the Acquisition Proposal and if Teranga has amended its Offer, the Oromin Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal, as applicable, is a Superior Proposal compared to the proposed amendment to the terms of the Offer by Teranga; (E) Oromin concurrently terminates the Support Agreement, and (F) the Break Fee (as defined below) will have been paid, and Oromin further agrees that it will not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Teranga

6

the approval or recommendation of the Offer, nor accept, approve or recommend, and shall cause Sabodala Holding Limited to vote against any resolution, decision or action to accept or approve, any Acquisition Proposal unless the requirement of (A) to (F) above, among others, have been satisfied; (vi) not to, and cause Sabodala Holding Limited not to vote in favour of a resolution authorizing OJVG to, release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof; (vii) subject to applicable competition and anti-trust laws, afford Teranga's and its representatives reasonable access during normal business hours from the date of the Support Agreement to its properties, books, contracts and records (as well as to its management personnel to permit the planning and implementation of the integration of Teranga and Oromin and its subsidiaries), and to furnish promptly to Teranga all information concerning their respective businesses, properties and personnel as Teranga may reasonably request (provided that Oromin is not required to do anything which it is contractually or legally prohibited from doing); (viii) to take, or refrain from taking, such action as may be reasonably requested by Teranga, including without limitation to meet regulatory or tax planning or lender or internal reorganization or planning requirements, provided that any such planning or reorganization transaction shall not be adverse to Shareholders and further provided that Teranga shall pay all costs, expenses and liabilities, including any liability for taxes of Oromin or of Shareholders that may arise, relating to such planning or reorganization transaction; and (ix) that the Oromin Board would waive the application of the Shareholder Rights Plan to the Offer, take any further action required to cause the Shareholder Rights Plan to be inapplicable to the Offer and not adopt or approve any other shareholder rights plan.

Additional Covenants of Teranga

        Teranga agreed, pursuant to the Support Agreement, among other things: (i) to not, directly or indirectly, (a) amend or propose to amend its articles; (b) split, combine or reclassify any outstanding Teranga Shares; or (c) redeem, purchase or offer to purchase any Teranga shares; (ii) to not take any action, or permit any of its subsidiaries to take any action, that would render, or that would reasonably be expected to render, any representation or warranty made by it in the Support Agreement untrue at any time prior to the Expiry Date if then made; and (iii) to offer to enter in an agreement with each of the holders of the Oromin Options (as defined in Section 9, "Change in Information of the Offer") pursuant to which such stock options would be cancelled and exchanged for Replacement Teranga Options (as defined in Section 9, "Change in Information of the Offer") conditional on Teranga taking up Oromin Shares under the Offer.

Representations and Warranties of Oromin

        The Support Agreement contains representations and warranties of Oromin, including the following: (i) after giving effect to all subsequent filings in relation to matters covered in earlier filings, the public filings made by Oromin under the provisions of applicable Canadian securities laws do not contain any misstatement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; (ii) there is no requirement to obtain any consent, approval or waiver of any governmental or regulatory authority or of any party under any material lease, material contract or other material agreement to which Oromin or any of its subsidiaries is a party to any of the transactions contemplated by the Offer or the Support Agreement; (iii) other than the Current Bendon Litigation and the threat of Bendon to remove Sabodala Holding Limited as operator of OJVG, there are no actions, suits, proceedings or inquiries pending or, to the knowledge of Oromin, threatened against or affecting Oromin or any of its subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency, domestic or foreign, which may be reasonably expected to have a Material Adverse Effect (as defined in Section 9, "Change in Information of the Offer").

Representations and Warranties of Teranga

        The Support Agreement contains representations and warranties of Teranga, including the following: (i) after giving effect to all subsequent filings in relation to matters covered in earlier filings, the public filings made by Teranga under the provisions of applicable Canadian securities laws do not contain any misstatement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the

7

statements made therein, in light of the circumstances under which they were made, not misleading; (ii) except as set out in the Offer Circular, there is no requirement to obtain any consent, approval or waiver of any governmental or regulatory authority or of any party under any material lease, material contract or other material agreement to which Teranga is a party to any of the transactions contemplated by the Offer or the Support Agreement, other than have already been obtained; and (iii) except as set out in the Offer Circular and other than the Current Bendon Litigation, there are no actions, suits, proceedings or inquiries pending or, to the knowledge of Teranga, threatened against or affecting Teranga or any of its subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency, domestic or foreign, which may be reasonably expected to have a Teranga Material Adverse Effect (as defined below), other than those that have been publicly disclosed.

Termination

        The Support Agreement may be terminated at any time prior to the Expiry Date: (i) by mutual written consent of Teranga and Oromin; (ii) by either Teranga or Oromin after the Outside Date if Teranga has not acquired Oromin Shares pursuant to the Offer except that this right to terminate the Support Agreement would not be available to Teranga or Oromin, as the case may be, if it has failed to fulfill any of its obligations or if it has breached any of its representations and warranties under the Support Agreement and such failure or breach was the cause of, or resulted in, the failure of Teranga to acquire Oromin Shares by the Outside Date; (iii) by Oromin if: (A) Teranga has failed to perform any material covenant required to be performed by it pursuant to the Support Agreement, provided such failure to perform a material covenant is not cured within 10 Business Days of written notice to Teranga thereof, (B) any representation or warranty made by Teranga in the Support Agreement is untrue in any material respect and such untrue representation is not curable or, if curable, is not cured on the earlier of such date which is 10 Business Days of written notice to Teranga thereof and the Expiry Date, except for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not, or would not reasonably be expected to, result in a Teranga Material Adverse Effect; or (C) if there is an event that would result in a Teranga Material Adverse Effect; (iv) by Teranga if: (A) Oromin has failed to perform any material covenant required to be performed by it pursuant to the Support Agreement, provided such failure to perform a material covenant is not cured within 10 business days of written notice to Oromin thereof, (B) any representation or warranty made by Oromin in the Support Agreement is untrue in any material respect and such untrue representation is not curable or, if curable, is not cured on the earlier of such date which is 10 Business Days of written notice to Oromin thereof and the Expiry Date, except for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not, or would not reasonably be expected to, result in a Material Adverse Effect; or (C) if there is an event that would result in a Material Adverse Effect; (v) by Oromin if Oromin wishes to enter into a binding definitive written agreement, understanding, or arrangement with respect to a Superior Proposal, provided Oromin is in compliance with its non-solicitation covenants and the Break Fee has been paid; or (vi) by Teranga if: (A) the Oromin Board (or a committee thereof) failed to recommend or withdrew, amended, modified or qualified, in a manner adverse to Teranga, its approval or recommendation of the Offer (unless as a result of Teranga having suffered a Teranga Material Adverse Effect) or fails to publicly reaffirm its recommendation of the Offer within five Business Days after having been requested in writing by Teranga to do so; (B) the Oromin Board (or a committee thereof) approved or recommended any Acquisition Proposal; (C) Oromin breached any of its non-solicitation covenants in any respect; or (D) Oromin entered into an agreement, understanding or arrangement with respect to a Superior Proposal.

Break Fees and Expense Reimbursements

        If, at any time after the execution of the Support Agreement and prior to the Expiry Date, the Support Agreement is terminated because Teranga has not acquired Oromin Shares pursuant to the Offer prior to the Outside Date (provided Oromin or Teranga, as the case may be, may not terminate if its failure to fulfill an obligation or breach of a representation has resulted in such non-acquisition), then Teranga would be required to pay to Oromin the amount of $500,000 (the "Expense Reimbursement Fee"). Notwithstanding the foregoing, the Expense Reimbursement Fee would not be payable by Teranga to Oromin if at or prior to the date of termination of the Support Agreement: (i) there occurred an event that resulted in a Material Adverse Effect; or (ii) Oromin failed to fulfill any of its material obligations under the Support Agreement or any of its

8

representations and warranties under the Support Agreement are untrue in any material respect. In the event that the Expense Reimbursement Fee is paid by Teranga to Oromin in accordance with the foregoing provisions, and an Acquisition Proposal has been publicly announced prior to the termination of the Support Agreement and at any time within a period of 6 months following such termination of the Support Agreement Oromin enters into any agreement for an Acquisition Proposal or consummates a transaction that constitutes an Acquisition Proposal, Oromin will repay to Teranga the Expense Reimbursement Fee.

        Teranga would be required to pay to Oromin a break fee amount of $1,500,000, if, at any time after the execution of the Support Agreement and prior to the Expiry Date, the Support Agreement is terminated by Oromin because (i) Teranga has failed to perform a material covenant (which is not cured within 10 Business Days of receiving written notice thereof) (ii) any representation or warranty made by Teranga in the Support Agreement is untrue in any material respect and such untrue representation is not curable or, if curable, is not cured on the earlier of such date which is 10 Business Days of written notice to Teranga thereof and the Expiry Date, except for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not, or would not reasonably be expected to, result in a Teranga Material Adverse Effect; or (iii) if there shall occur any event that would result in a Teranga Material Adverse Effect. The obligation of Teranga to pay the break fee shall survive the termination of the Support Agreement;

        Oromin shall pay to Teranga the amount of $1,500,000 (the "Break Fee"), if, at any time after the execution of the Support Agreement and prior to the Expiry Date, the Support Agreement shall have been terminated by:

  (a)
  Teranga if (i) Oromin has failed to perform a material covenant (which is not cured within 10 Business Days of receiving written notice thereof); (ii) any representation or warranty made by Oromin in the Support Agreement is untrue in any material respect and such untrue representation is not curable or, if curable, is not cured on the earlier of such date which is 10 Business Days of written notice to Oromin thereof and the Expiry Date, except for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not, or would not reasonably be expected to, result in a Material Adverse Effect; or (iii) there shall occur any event that would result in a Material Adverse Effect;

  (b)
  Oromin if Oromin wishes to enter into a binding definitive written agreement, understanding, or arrangement with respect to a Superior Proposal, provided Oromin is in compliance with its non-solicitation covenants; and

  (c)
  Teranga if (i) the Oromin Board (or a committee thereof) shall have failed to recommend or shall have withdrawn, amended, modified or qualified, in a manner adverse to Teranga its approval or recommendation of the Offer (unless as a result of Teranga having suffered a Teranga Material Adverse Effect) or fails to publicly reaffirm its recommendation of the Offer within five Business Days after having been requested in writing by Teranga to do so; (ii) the Oromin Board (or a committee thereto) shall have approved or recommended any Acquisition Proposal; (iii) Oromin has breached its non-solicitation covenants; and (iv) Oromin has entered into an agreement, understanding or arrangement with respect to a Superior Proposal.

        The terms "Acquisition Proposal", "Superior Proposal" and "Teranga Material Adverse Effect" are defined in the Support Agreement as follows:

  "Acquisition Proposal" means, other than the transactions contemplated by the Support Agreement, any offer, proposal or inquiry from any person or group of persons (other than Teranga or any of its affiliates), whether or not in writing and whether or not delivered to Shareholders and/or Oromin, after the date hereof relating to: (i) any acquisition or purchase, direct or indirect, of: (a) any material assets, business or property of Oromin and/or one or more of its subsidiaries; (b) any securities of Oromin by Oromin and/or one or more of its subsidiaries; (c) any material assets, business or material property of OJVG and / or one or more of its subsidiaries; or (d) any sale of securities of OJVG and / or one or more of its subsidiaries (ii) any take-over bid, tender offer or exchange offer for securities of Oromin or OJVG; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Oromin, OJVG or any of their respective subsidiaries or any combination of the foregoing;

9

  "Superior Proposal" means an unsolicited bona fide Acquisition Proposal made by an arms-length third party to OJVG, Oromin or Shareholders in writing after the date hereof: (i) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the Oromin Board, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (iii) which is not subject to a due diligence and/or access condition; (iv) that did not result from a breach of Section 2.2 (non-solicitation covenants) of the Support Agreement by Oromin or its representatives; (v) in respect of which the Oromin Board determines in good faith (after receipt of advice from its outside legal counsel with respect to (x) below and financial advisors with respect to (y) below) that (x) failure to recommend such Acquisition Proposal for Oromin to Shareholders or to proceed with such Acquisition Proposal would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Oromin Shareholders (other than Teranga) from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Teranga;

  "Teranga Material Adverse Effect" means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material and adverse to the (a) assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of Teranga and its subsidiaries, taken as a whole; or (b) the continued ownership, development and operation of the Sabodala Gold Project, in each case, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of the Offer, the Support Agreement or the transactions contemplated therein or herein, as the case may be, the performance of any obligation hereunder or communication by Teranga of its plans or intentions with respect to Oromin, its subsidiaries and the OJVG, or the consummation of the transactions contemplated herein and in the Offer; (ii) general economic, financial, currency exchange, securities or commodity market conditions in Canada or the United States; (iii) changes affecting the global gold mining industry generally; (iv) any change in the market price of gold; (v) any decrease in the market price or any decline in the trading volume of Teranga Shares on the TSX or ASX (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Teranga Material Adverse Effect has occurred); (vi) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (vii) any change in applicable Laws or in the interpretation thereof by any Governmental Entity; (viii) any change in IFRS; (ix) any natural disaster (x) the Current Bendon Litigation and (xi) any Change of Operator; provided however, that with respect to clauses (ii) to (ix) that it does not have a materially disproportionate effect on Teranga and its subsidiaries relative to comparable exploration and/or mining companies;

2.     Extension of the Offer

        Teranga has extended the time during which the Offer is open for acceptance from 9:00 p.m. (Toronto Time) on July 30, 2013 to 9:00 p.m. (Toronto Time) on August 6, 2013, unless the Offer is further extended or withdrawn. Accordingly, the definition of "Expiry Date" in the "Glossary" section of the Original Offer to Purchase and Circular is deleted in its entirety and replaced by the following:

  "Expiry Date" means August 6, 2013 or such later date as is set out in a notice of extension of the Offer issued at any time and from time to time extending the period during which Oromin Shares may be deposited to the Offer, provided that, if such day is not a business day in Toronto, then the Expiry Date shall be the next business day;

        In addition, all references to 9:00 p.m. (Toronto Time) on July 30, 2013 in the Original Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to refer to 9:00 p.m. (Toronto Time) on August 6, 2013, respectively.

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3.     Increase the Consideration to be Paid under the Offer

        The consideration to be paid under the Offer is increased from 0.582 of a Teranga Share for each Oromin Share deposited to 0.60 of a Teranga Share for each Oromin Share. The increased consideration will be paid to all depositing Shareholders whose Oromin Shares are taken up under the Offer regardless of when they were deposited.

4.     Amendments to the Conditions of the Offer

        Section 4 of the Original Offer to Purchase is deleted in its entirety and replaced by the following:

        "Subject to Sections 1.3(g) and (h) of the Support Agreement for so long as it is in full force and effect, but subject to applicable Laws, Teranga has the right to vary or change the Offer and the right to withdraw the Offer and not take up and pay for any Deposited Oromin Shares, and will have the right to extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for any Deposited Oromin Shares, unless all of the following conditions are satisfied or, where permitted, waived by Teranga (in its sole discretion) at or prior to the Expiry Time:

  (a)
  there shall have been validly deposited under the Offer and not withdrawn, at or prior to the Expiry Time, such number of Oromin Shares which are necessary to constitute:

  (i)
  at least 66 2/3% of the outstanding Oromin Shares (on a fully diluted basis), including Oromin Shares held by Teranga and its affiliates; and

  (ii)
  a "majority of the minority" in the context of a Subsequent Acquisition Transaction to be voted upon under MI 61-101

      (collectively, the "Minimum Tender Condition");

  (b)
  Teranga shall have determined, in its reasonable good faith judgment, that the Shareholder Rights Plan (and any other Shareholder rights plan adopted by Oromin) does not and will not adversely affect the Offer or Teranga or its affiliates (as applicable) either before, on or after consummation of the Offer or the purchase of Oromin Shares under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

  (c)
  Teranga shall have determined in its reasonable good faith judgment that none of Oromin or any of its entities, nor any third party, other than Bendon in respect of the Current Bendon Litigation and any Change of Operator, shall have taken any action or failed to take any action, or shall have disclosed a previously undisclosed action, or authorized, recommended, proposed or announced the intention to take any action or event, having or which would have the effect of preventing or materially delaying the ability of Teranga to acquire Oromin Shares or materially affecting Oromin's indirect interest in the OJVG Golouma Gold Project, in each case unless the same is acceptable to Teranga in its reasonable good faith judgment, including, without limitation:

  (i)
  any issuance of securities (other than in connection with exercise of vested Convertible Securities outstanding on the date hereof or, if applicable, the issuance of 195,000 additional Oromin Shares to Sprott Resource Lending Partnership in connection with its credit agreement with Oromin) or options or other rights to purchase securities by Oromin or any of its entities, conditional or otherwise;

  (ii)
  acquiring or otherwise causing a reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of, outstanding Oromin Shares or other securities of Oromin or any of its entities;

  (iii)
  declaring, paying, authorizing or making any payment, distribution or dividend on any of Oromin's securities;

  (iv)
  altering or proposing to alter any material term of any outstanding security;

  (v)
  issuing or selling, or authorizing or proposing the issuance or sale of, any debt securities or otherwise incurring, authorizing, committing to incur or proposing the incurrence of any debt or

11

      the making of any loans or advances or guaranteeing or becoming otherwise responsible for any liabilities or obligations of any other person;

    (vi)
    any purchase, licence, lease or other acquisition of an interest in assets or securities that, individually or in the aggregate, is material to Oromin and its entities on a consolidated basis;

    (vii)
    other than the right of Senegalese Nationals to acquire up to a 25% interest in the OJVG Golouma Gold Project, any action or event with respect to, or any agreement, proposal, offer or understanding relating to, any sale, disposition, licence, lease, pledge, earn-in, joint venture, spin-out or other dealing with any of the assets of Oromin or any of its entities, including, without limitation, granting an interest to any person in OJVG, Société des Mines de Golouma S.A. or the OJVG Golouma Gold Project, other than any such sale, disposition, licence, lease, pledge, earn-in, joint venture, spin-out or other dealing between Oromin, any entity which is a wholly-owned subsidiary of Oromin, OJVG and Société des Mines de Golouma S.A. as of the date of the Offer or that, individually or in the aggregate, is not material to Oromin and its entities on a consolidated basis;

    (viii)
    any action or event related to any take-over bid (other than the Offer) or tender offer (including without limitation, an issuer bid or self-tender offer) or exchange offer, merger, amalgamation, statutory arrangement, recapitalization, reorganization, consolidation, business combination, share exchange, liquidation, dissolution, winding up or similar transaction that are agreed to or supported by the Oromin Board;

    (ix)
    making or committing to make, or otherwise incurring any obligation in respect of, any material capital expenditure that, individually or in the aggregate, is material to Oromin and its entities on a consolidated basis, other than such commitments or obligations in respect of which Oromin has entered into legally binding agreements prior to the date of the Offer;

    (x)
    other than entering into amendments to existing retention agreements, such amendments to provide for the payment of an additional approximate aggregate amount of $125,000 in respect of retention payments to support and administrative staff and outstanding as of the date hereof and the Replacement Teranga Options, entering into, adopting, amending, varying, modifying or taking any other action with respect to any bonus, profit sharing, option, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any officer, director or employee of Oromin or its entities, or similar rights or other benefits;

    (xi)
    waiving, releasing, relinquishing, impairing, exercising, granting, transferring or amending any rights of material value under any material contract, license, lease, permit, authorization, concession, agreement, instrument or other document, other than in the ordinary course of business consistent with past practice and only if so doing would not in Teranga's reasonable good faith judgment adversely result in a Material Adverse Effect;

    (xii)
    amending, entering into or completing any joint venture agreement, other mutual co-operation agreement, shareholder agreement, distribution agreement, off-take agreement, streaming agreement or other material transaction or transactions that, individually or in the aggregate, is or are materially adverse to Oromin and its entities on a consolidated basis;

    (xiii)
    any change to Oromin's constating documents; or

    (xiv)
    any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by Oromin or any of its entities, or any agreement by Oromin or any of its entities to engage in any of the foregoing;

  (d)
  the OJVG Shareholders Agreement, as filed by Oromin on SEDAR on August 4, 2010, is in full force and effect and has not been amended or otherwise modified in any way, unless the same is acceptable to Teranga in its reasonable good faith judgment;

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  (e)
  all Governmental Entity or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals or exemptions (including, without limitation, those of any stock exchange or other Securities Regulatory Authorities) that are necessary to:

  (i)
  complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

  (ii)
  issue and list on the TSX the Teranga Shares issuable pursuant to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; and

  (iii)
  prevent or avoid the occurrence of a Material Adverse Effect as a result of the completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

    shall have been obtained or concluded on terms and conditions satisfactory to Teranga in its reasonable good faith judgment and all regulatory notice and waiting or suspensory periods in respect of the foregoing shall have expired or been terminated the failure of which would reasonably be expected to have a Material Adverse Effect;

  (f)
  other than the Current Bendon Litigation (x) no inquiry, act, action, suit, investigation, litigation, objection, opposition or other proceeding (whether formal or informal, or in the case of any new Bendon Litigation, that, as determined by Teranga in its reasonable good faith judgment, has a reasonable prospect of ultimate success and that is not frivolous or vexatious), shall have been commenced, announced, threatened or taken before or by, and no judgment, order or award shall have been issued by, any Governmental Entity, mediator, arbitrator or other person (whether or not having the force of Law), and (y) no Law will have been proposed, enacted, promulgated, amended or applied (including with respect to the interpretation or administration thereof), in each case unless the same is acceptable to Teranga in its reasonable good faith judgment:

  (i)
  to cease trade, enjoin, prohibit or impose material and adverse limitations, damages or conditions on the purchase by or the sale to Teranga of the Oromin Shares, or the right of Teranga to own or exercise full rights of ownership of the Oromin Shares, or the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

  (ii)
  which has had or would have an Material Adverse Effect;

  (iii)
  which may challenge, prevent or prohibit Teranga or its entities to proceed with, make or maintain the Offer to take up and pay for the Oromin Shares under the Offer, or to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

  (iv)
  seeking to obtain from Teranga, Oromin or its entities any material damages, directly or indirectly, in connection with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction;

  (v)
  seeking to prohibit or limit the ownership or operation by Teranga of any portion of the business or assets of Oromin, OJVG, or Société des Mines de Golouma S.A, including the interest in the OJVG Golouma Gold Project, or to compel Teranga, Oromin or any of their entities to dispose of or hold separate any portion of the business or assets of Oromin, OJVG, or Société des Mines de Golouma S.A., as a result of the Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction);

  (vi)
  which may represent a materially adverse change in the mining or tax Laws (or the administration thereof) in Senegal; or

  (vii)
  seeking a right of first refusal, right of first offer or similar right by Bendon or Badr, or a prohibition, on or in respect of, the transfer of Oromin's indirect interest in the OJVG and/or the OJVG Golouma Gold Project, and/or prohibition on the transfer of the Oromin Shares.

  (g)
  Teranga shall have determined in its reasonable good faith judgment that (i) neither Oromin nor any of its entities shall have taken or proposed to take any action, or disclosed any previously undisclosed action or intention to take any action, and no other person shall have taken or proposed to take any action, that would result in a Material Adverse Effect, and (ii) there shall not exist and shall not have

13

    occurred any condition, event, circumstance, change, effect, development, occurrence or state of facts that was not publicly disclosed as at the date of the Offer or otherwise disclosed by Oromin to Teranga as of the date of the Support Agreement that would constitute or that would result in Material Adverse Effect, in each case unless the same is acceptable to Teranga in its reasonable good faith judgment;

  (h)
  Teranga shall have determined in its reasonable good faith judgment that (i) no right, franchise, concession, permit, lease or licence of Oromin, OJVG, Société des Mines de Golouma S.A. or any of their respective entities has been or would be impaired or otherwise adversely affected, or threatened to be impaired or adversely affected, whether as a result of the making of the Offer, the taking up and paying for Deposited Oromin Shares, the completion of any Compulsory Acquisition or any Subsequent Acquisition Transaction or otherwise and (ii) no covenant, term or condition exists in any contract, agreement, indenture or other instrument that was not publicly disclosed as at the date of the Offer and to which Oromin, OJVG, Société des Mines de Golouma S.A. or any of their respective entities is a party or to which they or any of their properties or assets are subject, which in the case of either (i) or (ii) would make it inadvisable for Teranga to proceed with the Offer or with taking up and paying for the Deposited Oromin Shares or completing any Compulsory Acquisition or any Subsequent Acquisition Transaction, in each case unless the same is acceptable to Teranga in its reasonable good faith judgment; and

  (i)
  Teranga shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Oromin with any securities regulatory authority in Canada or elsewhere that would in the aggregate have a Material Adverse Effect, in each case unless the same is acceptable to Teranga in its reasonable good faith judgment;

        The foregoing conditions are for the sole benefit of Teranga and may be asserted by Teranga during the pendency of the Offer in its sole discretion at any time. Subject to Sections 1.3(g) and (h) of the Support Agreement for so long as it is in full force and effect, Teranga may waive any of the foregoing conditions (other than those involving receipt of required governmental approvals, which must be satisfied) in whole or in part at any time and from time to time during the pendency of the Offer in its sole discretion, without prejudice to any other rights which Teranga may have. The failure by Teranga at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time by Teranga during the pendency of the Offer. Subject to Sections 1.3(g) and (h) of the Support Agreement for so long as it is in full force and effect, if Teranga waives a condition, it will extend the expiration date of the Offer so that the Offer will remain open for at least 10 days following the waiver. All conditions to the Offer must be satisfied or waived prior to taking up, purchasing or paying for the Oromin Shares.

        Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by Teranga to that effect to the Depositary at its principal office in Toronto, Ontario. Forthwith after giving any such notice, Teranga will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice to all Shareholders in the manner set forth below in Section 10 of the Offer to Purchase, "Notice and Delivery" and will provide a copy of such notice to the TSX. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. In the event of any waiver, all Deposited Oromin Shares not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Teranga in accordance with the terms of the Offer. If the Offer is withdrawn, Teranga will not be obligated to take up or pay for any Deposited Oromin Shares and the Depositary will promptly return all Deposited Oromin Shares in accordance with Section 8 of the Offer to Purchase, "Return of Deposited Oromin Shares"."

14

5.     Time for Acceptance

        The Offer is now open for acceptance until 9:00 p.m. (Toronto Time) on August 6, 2013, or such later time or times and date or dates as may be fixed by Teranga from time to time pursuant to this Notice of Change, Variation and Extension and Section 5 of the Original Offer to Purchase, "Extension, Variation and Changes to the Offer", unless the Offer is withdrawn by Teranga. Shareholders who have validly deposited and not withdrawn their Oromin Shares need take no further action to accept the Offer.

6.     Manner for Acceptance

        To accept the Offer, Shareholders must deposit their Oromin Shares in accordance with the provisions of Section 3 of the Original Offer to Purchase, "Manner for Acceptance".

7.     Take-Up of and Payment for Deposited Oromin Shares

        If all of the conditions of the Offer described in Section 4 of the Original Offer to Purchase, "Conditions of the Offer", as amended by this Notice of Change, Variation and Extension, have been satisfied or, where permitted, waived by Teranga at or prior to the Expiry Time, Teranga will become obliged to take-up and pay for Deposited Oromin Shares that have not been properly withdrawn from the Offer not later than 10 days after the Expiry Time. Any Oromin Shares taken-up will be paid for and Teranga Shares will be issued as soon as possible, and in any event not later than three business days after taking-up the Oromin Shares. Any Oromin Shares deposited under the Offer after the date on which Oromin Shares are first taken up by Teranga under the Offer but prior to the Expiry Time will be taken up and paid for not later than 10 days after such deposit. See Section 6 of the Original Offer to Purchase, "Take-Up of and Payment for Deposited Oromin Shares".

8.     Withdrawal of Deposited Oromin Shares

        Deposited Oromin Shares may be withdrawn by or on behalf of the depositing Shareholder at any time before the Oromin Shares have been taken up by Teranga under the Offer and in the other circumstances described in Section 7 of the Original Offer to Purchase, "Withdrawal of Deposited Oromin Shares". Except as so indicated or as otherwise required by applicable Laws, deposits of Oromin Shares are irrevocable.

9.     Change in Information in the Offer

Glossary

  a)
  The following defined terms are added to the Glossary section of the Original Offer to Purchase and Circular:

    "Current Bendon Litigation" means the litigation commenced by Bendon pursuant to the statement of claim of Bendon filed with the Ontario Superior Court of Justice on June 13, 2013 naming Oromin, Sabodala Holding Limited and Teranga as defendants, as it existed on June 13, 2013, and, for greater certainty, excluding how such statement of claim may have been, or may be, amended;

    "Change of Operator" means any action taken by Bendon pursuant to, and in strict compliance with, the OJVG Shareholders Agreement, relating to the removal of Sabodala Holding Limited as operator of the OJVG Golouma Gold Project;

    "Oromin Option" means options to acquire Oromin Shares issued and outstanding under the Incentive Plan;

    "Replacement Teranga Options" means options to acquire that number of Teranga Shares (rounded down to the nearest whole number) as are equal to the product of (i) the number of Oromin Shares subject to the Oromin Option immediately before the Expiry Date, and (ii) the exchange ratio, at an exercise price per Teranga Share equal to: (x) the exercise price per Oromin Share subject to such Oromin Option immediately before the Expiry Date divided by (y) the exchange ratio, provided that the exercise price payable on any particular exercise of a replacement option shall be rounded up to the nearest whole cent. Such replacement options will otherwise be on the same terms and conditions, including as to the term of expiry, as were applicable to such Oromin Option immediately before the

15

    Expiry Time under the Incentive Plan and the agreement evidencing the grant, provided that no such replacement option will expire as a result of the holder thereof ceasing to be employed, engaged as a consultant, officer or director or otherwise in a service relationship with Oromin, a subsidiary of Oromin or any successor thereof or as a result of termination of such relationship by Oromin and further provided, however, that each such replacement option held by a director, officer or consultant of Oromin who ceases to be a director, officer or consultant, as applicable, of Oromin shall be deemed to have been amended to provide that such option shall expire not later than the earlier of: (i) the original expiry date of such option; and (ii) the date that is 18 months following the Expiry Time;

    "Support Agreement" means the support agreement entered into between Oromin and Teranga dated July 22, 2013;

  b)
  The definition of "Material Adverse Effect" in the Glossary section of the Original Offer to Purchase and Circular is deleted in its entirety and replaced by the following:

    "Material Adverse Effect" means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material and adverse to the (a) assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of Oromin and its subsidiaries, taken as a whole; or (b) the continued ownership, development and operation of the OJVG Golouma Gold Project, in each case, excluding any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of the Offer, the Support Agreement or the transactions contemplated therein or herein, as the case may be, or the performance of any obligation hereunder; (ii) general economic, financial, currency exchange, securities or commodity market conditions in Canada or the United States; (iii) changes affecting the global gold mining industry generally; (iv) any change in the market price of gold; (v) any decrease in the market price or any decline in the trading volume of Oromin Shares on the TSX (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred); (vi) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (vii) any change in applicable Laws or in the interpretation thereof by any Governmental Entity; (viii) any change in IFRS; (ix) any natural disaster; (x) any actions taken (or omitted to be taken) at the request of Teranga; (xi) the Change of Operator; (xii) any failure to obtain a waiver from the Government of Senegal with respect to the right of Senegalese Nationals to acquire up to a 25% interest in the OJVG Golouma Gold Project; (xiii) the Current Bendon Litigation; provided however, that with respect to clauses (ii) to (x) that it does not have a materially disproportionate effect on Oromin and its subsidiaries relative to comparable exploration and/or mining companies;

10.   Variations to the Offer to Purchase and Circular and Other Documents

        The Offer to Purchase and Circular (including the Summary Term Sheet and Summary contained therein on pages 1 to 15), the Letter of Transmittal and the Notice of Guaranteed Delivery are hereby amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Change, Variation and Extension. Except as otherwise set forth in this Notice of Change, Variation and Extension, the information and terms and conditions previously set forth in the Offer to Purchase and Circular, continue to be applicable and this Notice of Change, Variation and Extension should be read in conjunction therewith.

11.   Statutory Rights

        Securities legislation in the provinces and territories of Canada provides security holders of the offeree issuer with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

12.   Directors' Approval

        The contents of this Notice of Change, Variation and Extension have been approved, and the sending thereof to the Shareholders has been authorized, by the board of directors of Teranga.

16

 APPROVAL AND CERTIFICATE OF TERANGA GOLD CORPORATION

        The foregoing, together with the Original Offer to Purchase and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Dated: July 26, 2013

RICHARD YOUNG President and Chief Executive Officer	NAVIN DYAL Chief Financial Officer
On behalf of the Board of Directors

FRANK WHEATLEY Director	CHRISTOPHER LATTANZI Director

17

The Depositary and the Information Agent for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1E2

North American Toll Free Phone:
1-866-229-8651
E-mail: contactus@kingsdaleshareholder.com
Facsimile: (416) 867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Any questions or requests for assistance or additional copies of this Notice of Change, Variation and Extension, the Offer and Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent. Shareholders may also contact their investment advisor, stockbroker, bank, trust company or other nominee for assistance concerning the Offer.

The Dealer Manager for the Offer is:

Toll Free: 1-800-461-2275
Email: ssmoroz@cormark.com

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY TERANGA GOLD CORPORATION TO PURCHASE ALL THE OUTSTANDING OROMIN SHARES. KINGSDALE SHAREHOLDER SERVICES INC., YOUR BROKER OR OTHER FINANCIAL ADVISOR CAN ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

LETTER OF TRANSMITTAL

for Deposit of Oromin Shares and SRP Rights
OROMIN EXPLORATIONS LTD.

pursuant to the Offer dated June 19, 2013,
as amended by the Notice of Change, Variation and Extension dated July 26, 2013 made by

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (TORONTO TIME) ON AUGUST 6, 2013 (THE "EXPIRY TIME"), UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN.

USE THIS LETTER OF TRANSMITTAL IF:

(1)
YOU WISH TO ACCEPT THE OFFER AND ARE DEPOSITING CERTIFICATE(S) REPRESENTING OROMIN SHARES;

(2)
YOU ARE ACCEPTING THE OFFER USING THE PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC AND DO NOT HAVE AN AGENT'S MESSAGE;

(3)
YOU ARE ACCEPTING THE OFFER USING THE PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC BUT THE TERANGA SHARES ARE UNAVAILABLE BY BOOK-ENTRY TRANSFER; OR

(4)
YOU PREVIOUSLY DEPOSITED SHARES PURSUANT TO A NOTICE OF GUARANTEED DELIVERY (PRINTED ON YELLOW PAPER).

SHAREHOLDERS WHO ACCEPT THE OFFER THROUGH A BOOK-ENTRY TRANSFER WILL BE DEEMED TO HAVE COMPLETED AND SUBMITTED A LETTER OF TRANSMITTAL AND BE BOUND BY THE TERMS HEREOF.

This Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, together with all other required documents, is to be used to deposit common shares of Oromin Explorations Ltd. ("Oromin"), including any common shares of Oromin that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise, conversion or exchange of any Convertible Securities (as defined in the Offer to Purchase and Circular), together with the associated rights (the "SRP Rights") issued under the shareholder rights plan of Oromin dated June 27, 2008 (the "Shareholders Rights Plan") (collectively, the "Oromin Shares"), under the offer (the "Offer") dated June 19, 2013, as amended by the Notice of Change, Variation and Extension dated July 26, 2013 (the "Notice of Change, Variation and Extension") made by Teranga Gold Corporation ("Teranga") to purchase, subject to the terms and conditions of the Offer, all of the issued and outstanding Oromin Shares, other than Oromin Shares owned, directly or indirectly, by Teranga and its affiliates, and must be received by Kingsdale Shareholder Services Inc. (the "Depositary") at or prior to the Expiry Time at the office specified below.

Holders of Oromin Shares (the "Shareholders") can also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, "Manner for Acceptance — Acceptance by Book-Entry Transfer". A Shareholder accepting the Offer by following the procedures for book-entry transfer does not need to use this Letter of Transmittal unless such Shareholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent's Message. Shareholders who hold their Oromin Shares in an account maintained by DTC may not be eligible for electronic settlement for the issuance of Teranga Shares through book-entry transfer. In that event, DTC Participants should send a physical Letter of Transmittal to the Depositary with clear issuance instructions, along with the original Agent's Message reference number. Shareholders who accept the Offer through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof. Accordingly, where Oromin Shares are deposited by book-entry transfer without delivery of an executed Letter of Transmittal, unless the context otherwise requires, references herein to the "undersigned" are to the person on whose behalf that book-entry transfer is made (notwithstanding that such person has not executed a Letter of Transmittal).

Shareholders wishing to accept the Offer but whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary at or prior to the Expiry Time must deposit their Oromin Shares according to the guaranteed delivery procedure set out in Section 3 of the Offer to Purchase, "Manner for Acceptance — Procedure for Guaranteed Delivery" by using the accompanying Notice of Guaranteed Delivery (printed on yellow paper), or a manually executed facsimile thereof. See Instruction 2 herein, "Procedure for Guaranteed Delivery".

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. The Offer to Purchase and accompanying Circular dated June 19, 2013 (the "Offer to Purchase and Circular"), as well as the Notice of Change, Variation and Extension contain important information and Shareholders are urged to read the Offer to Purchase and Circular and Notice of Change, Variation and Extension in its entirety. Capitalized or defined terms used but not defined in this Letter of Transmittal which are defined in the Offer to Purchase and Circular and Notice of Change, Variation and Extension have the respective meanings ascribed thereto in the Offer to Purchase and Circular and Notice of Change, Variation and Extension.

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing Oromin Shares with the Depositary may be directed to the Depositary and Information Agent. Their contact details are provided at the end of this document.

Shareholders whose Oromin Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Oromin Shares under the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. IF YOU ARE A UNITED STATES PERSON, WITHIN THE MEANING OF SECTION 7701(A)(30) OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (A"U.S. PERSON"), YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 8, "SUBSTITUTE FORM W-9 FOR U.S. PERSONS ONLY"). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. PERSON, PLEASE SEE INSTRUCTION 8.

 NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Teranga has filed with the U.S. Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-80, a tender offer statement on Schedule 14D-1F and other documents and information, including the Offer to Purchase and Circular and Notice of Change, Variation and Extension to Shareholders concerning the Offer.

The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits of Oromin Shares be accepted from or on behalf of, Shareholders in any state in the United States in which the making or acceptance of the Offer would not be in compliance with the laws of such state. Teranga or its agents may, in their sole discretion, take such action as it or they may deem desirable to extend the Offer to Shareholders in any such state. Notwithstanding the foregoing, Teranga or its agents may elect not to complete such action in any given instance. Accordingly, Teranga cannot at this time assure holders of Oromin Shares that otherwise valid tenders can or will be accepted from holders resident in all states in the United States.

In furtherance of the foregoing, each U.S. Shareholder is requested to complete Block F to indicate whether the Shareholder is a person that is (a) resident in the United States or (b) acting for the account or benefit of a person in the United States (a "U.S. Shareholder"). In addition, each U.S. Shareholder is requested to complete Block F-1 identifying the U.S. state(s) in which the person making the decision to accept the Offer is resident. Teranga and its agents reserve the right not to take up and pay for Oromin Shares deposited by a Shareholder that fails to complete Block F or, if applicable, Block F-1, whose response thereto is illegible or whose investment decisions are, or Teranga or its agents, acting in their sole discretion, reasonably believes are, made in a U.S. state in which (x) the making or acceptance of the Offer would not be in compliance with the laws of such state or (y) Teranga or its agents have elected not to complete such action in any given instance in such U.S. state.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	TERANGA GOLD CORPORATION
AND TO:	KINGSDALE SHAREHOLDER SERVICES INC., as Depositary

Upon the terms (including the right of withdrawal) and subject to the conditions of the Offer and in this Letter of Transmittal, the undersigned or the person on whose behalf the book-entry transfer is made, hereby irrevocably accepts the Offer and deposits under the Offer the Deposited Oromin Shares and, effective immediately following the time when Teranga takes up the Deposited Oromin Shares (the "Effective Time"), irrevocably sells, assigns and transfers to Teranga all of the right, title and interest of the undersigned in and to the Deposited Oromin Shares. The term "Deposited Oromin Shares" refers to the Oromin Shares identified below as being deposited under the Offer and benefits arising from such Deposited Oromin Shares including, without limitation, any and all distributions, dividends, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Oromin Shares or any of them on and after the date of the Offer, including, without limitation, any distributions, dividends or payments on such distributions, dividends, payments, securities, property or other interests (collectively, "Distributions"). The undersigned understands that by depositing Oromin Shares under the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with the Oromin Shares. The undersigned understands that, unless waived by Teranga, Shareholders are required to deposit one SRP Right for each Oromin Share deposited under the Offer in order to effect a valid deposit of such Oromin Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by Teranga for the Oromin Shares will be allocated to the SRP Rights.

BOX 1
DESCRIPTION OF OROMIN SHARES DEPOSITED UNDER THE OFFER* (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
Certificate Number(s) (if available)*	Agent's Message Original Reference Number	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))*	Number of Oromin Shares Represented by Certificate(s)*	Number of Oromin Shares Deposited**

TOTAL:

BOX 2

DESCRIPTION OF THE SRP RIGHTS DEPOSITED UNDER THE OFFER***
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
(To be completed if necessary)

Certificate Number(s) (if available)*	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))*	Number of SRP Rights Represented by Certificate(s)*	Number of SRP Rights Deposited***

TOTAL:

*
You do not need to complete these columns in respect of Oromin Shares deposited by book-entry transfer.

**
If you desire to deposit fewer than all Oromin Shares evidenced by any certificate(s) listed above, please indicate in this column the number of Oromin Shares you wish to deposit. Unless otherwise indicated, the total number of Oromin Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 7 of this Letter of Transmittal, "Partial Deposits".

***
The following procedures must be followed in order to effect the valid deposit of the SRP Rights associated with the Deposited Oromin Shares: (a) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Oromin, a deposit of Oromin Shares will also constitute a deposit of the associated SRP Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Oromin prior to the time Oromin Shares are deposited under the Offer, Rights Certificates representing SRP Rights equal in number to the number of Deposited Oromin Shares must be delivered with the Letter of Transmittal or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates have not been distributed by the time Oromin Shares are deposited under the Offer, or the Rights Certificates have been distributed but not received by the Shareholder making the deposit, the Shareholder may deposit its SRP Rights before receiving Rights Certificates by using the guaranteed delivery procedure set out in Section 3 of the Offer to Purchase, "Manner for Acceptance — Procedure for Guaranteed Delivery". Note that, in any case, a deposit of Oromin Shares constitutes an agreement by the Shareholder making the deposit to deliver Rights Certificates representing SRP Rights equal in number to the number of Deposited Oromin Shares by the Shareholder, or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto, on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. Teranga reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the Shareholder making the deposit, prior to taking up the Deposited Oromin Shares by the undersigned for payment pursuant to the Offer, Rights Certificates (or, if available, a Book-Entry Confirmation) from the Shareholder representing SRP Rights equal in number to the Oromin Shares deposited by the Shareholder.

The undersigned hereby acknowledges receipt of the Offer to Purchase and Circular and Notice of Change, Variation and Extension and acknowledges that there will be a binding agreement between the undersigned and Teranga effective immediately following the time at which Teranga takes up such Deposited Oromin Shares, in accordance with the terms and conditions of the Offer and the Letter of Transmittal.

The undersigned represents and warrants that:

  (a)
  the undersigned has received the Offer to Purchase and Circular and Notice of Change, Variation and Extension;

  (b)
  the undersigned, or the person on whose behalf a book-entry transfer is made, has full power and authority to deposit, sell, assign and transfer the Deposited Oromin Shares and all rights and benefits arising from such Deposited Oromin Shares including, without limitation, any Distributions;

  (c)
  the undersigned, or the person on whose behalf a book-entry transfer is made, owns the Deposited Oromin Shares and any Distributions deposited under the Offer;

  (d)
  the Deposited Oromin Shares and Distributions deposited under the Offer have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Oromin Shares or Distributions deposited under the Offer, to any person;

  (e)
  the deposit of the Deposited Oromin Shares and Distributions complies with applicable Laws; and

  (f)
  when the Deposited Oromin Shares are taken up and paid for by Teranga, Teranga will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

The undersigned acknowledges that under certain circumstances Teranga may, among other things, (i) extend vary or terminate the Offer (see the Section 1.3 of the Support Agreement and Section 5 of the Offer to Purchase, "Extension, Variation and Changes in the Offer"), or (ii) make such adjustments as it deems appropriate to the purchase price and other terms of the Offer to reflect any changes on or after the date of the Offer to the Oromin Shares or Oromin's capitalization (see Section 9 of the Offer to Purchase, "Changes in Capitalization of Oromin; Adjustments; Liens"). In addition, the undersigned acknowledges that if, on or after the date of the Offer, Oromin should declare, set aside or pay any Distributions that are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of Teranga or its nominee or transferee on the securities registers maintained by or on behalf of Oromin in respect of Oromin Shares, then Teranga may reduce the purchase price under the Offer or the undersigned may be required to promptly transfer to Teranga such Distributions, all in accordance with the terms of the Offer (see Section 9 of the Offer to Purchase, "Changes in Capitalization of Oromin; Adjustments; Liens").

The undersigned irrevocably constitutes and appoints, effective at and after the Effective Time, each director and officer of Teranga, and any other person designated by Teranga, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Oromin Shares (which Deposited Oromin Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the "Oromin Purchased Securities") with respect to such Oromin Purchased Securities, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

  (a)
  to register or record the transfer and/or cancellation of such Oromin Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Oromin;

  (b)
  for so long as any such Oromin Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by Teranga, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Teranga in respect of any or all Oromin Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Oromin Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Oromin;

  (c)
  to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

  (d)
  to exercise any other rights of a Shareholder with respect to such Oromin Purchased Securities, all as set out in this Letter of Transmittal.

Effective at and after the Effective Time, the undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Oromin Shares or any Distributions. Such depositing Shareholder agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Oromin Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Oromin Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer to Purchase, "Withdrawal of Deposited Oromin Shares".

The undersigned also agrees following the Effective Time not to vote any of the Oromin Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Oromin and, except as may otherwise be agreed with Teranga, not to exercise any of the other rights or privileges attached to the Oromin Purchased Securities, and agrees to execute and deliver to Teranga any and all instruments of proxy, authorizations or consents in respect of all or any of the Oromin Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Teranga as the proxy or the proxy nominee or nominees of the holder of the Oromin Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Oromin Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

The undersigned covenants to execute, upon request of Teranga, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Oromin Purchased Securities to Teranga. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such Shareholder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

The Depositary will act as the agent of the persons who have deposited Oromin Shares under the Offer for the purposes of receiving payment from Teranga and transmitting such payment to such persons. Receipt by the Depositary of the share certificates, or their equivalent, representing the consideration under the Offer shall be deemed to constitute receipt of payment by persons depositing Oromin Shares under the Offer.

Settlement with each Shareholder who has deposited (and not withdrawn) Oromin Shares under the Offer that have been taken up and accepted for payment will be made by the Depositary delivering or causing to be delivered certificates, if any, representing Teranga Shares (or, in the case of Oromin Shares deposited by book-entry transfer, the credit of Teranga Shares), in the amounts to which the person depositing Oromin Shares is entitled. Unless otherwise directed in this Letter of Transmittal, the certificate, if any, representing Teranga Shares (or, in the case of Oromin Shares deposited by book-entry transfer, the credit of Teranga Shares) will be issued in the name of the registered holder of the Oromin Shares so deposited. Unless the person depositing the Oromin Shares instructs the Depositary to hold the certificate for pick-up by checking the appropriate box (Block D) in this Letter of Transmittal, the certificate will be forwarded by first class mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the certificate will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Oromin. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Pursuant to applicable Laws, Teranga may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

Any Deposited Oromin Shares that are not taken up and paid for by Teranga pursuant to the terms and conditions of the Offer for any reason, will be returned, at the expense of Teranga, to the depositing Shareholder as soon as practicable following the Expiry Time or any withdrawal of the Offer, by either (i) sending certificates representing the Oromin Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of Oromin, or (ii) in the case of Oromin Shares deposited by book-entry transfer of such Oromin Shares pursuant to the procedures set out in Section 3 of the Offer to Purchase, "Manner for Acceptance — Acceptance by Book-Entry Transfer", such Oromin Shares will be credited to the depositing Shareholder's account maintained with CDS or DTC, as applicable. Shareholders who hold their Oromin Shares in an account maintained by DTC may not be eligible for electronic settlement for the issuance of Teranga Shares through book-entry transfer. In that event, DTC Participants should send a physical Letter of Transmittal to the Depositary with clear issuance instructions, along with the original Agent's Message reference number.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Oromin Shares directly with the Depositary.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une letter d'envoi en langue anglaise par le soussigné, le soussigné est réputé avoir requis que tout contrat attesté par l'offre et son acceptation par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate

BLOCK A REGISTRATION AND PAYMENT INSTRUCTIONS ISSUE TERANGA SHARES IN THE NAME OF: (please print or type)
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)
(Email Address)

BLOCK B DELIVERY INSTRUCTIONS
SEND TERANGA SHARES (Unless Block "D" is checked) TO:
☐ Same as address in Block A (check box) or to
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)
* The delivery instructions given in this Block B will also be used to return certificate(s) representing Deposited Oromin Shares if required for any reason.

BLOCK C TAXPAYER IDENTIFICATION NUMBER U.S. residents/citizens must provide their Taxpayer Identification Number
(Taxpayer Identification Number)

If you are a U.S. Person or are acting on behalf of a U.S. Person, in order to avoid backup withholding you must complete the Substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Person, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 8, "Substitute Form W-9 for U.S. Persons Only" for further details.

BLOCK D SPECIAL PICK-UP INSTRUCTIONS
☐ HOLD CERTIFICATE(S) FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

BLOCK E DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY
☐ CHECK HERE IF OROMIN SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)
Name of Registered Holder

Date of Execution of Notice of Guaranteed Delivery

Name of Institution which Guaranteed Delivery

BLOCK F CERTIFICATION OF STATUS
A U.S. Shareholder is any person that is either (a) a resident in the United States or (b) acting for the account or benefit of a person in the United States.
INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:
☐ The person signing this Letter of Transmittal represents that it is not a U.S. Shareholder, is not acting on behalf of a U.S. Shareholder and does not have a U.S. address; or
☐ The person signing this Letter of Transmittal represents that it is a U.S. Shareholder, is acting on behalf of a U.S. Shareholder or has a U.S. address.

IF YOU ARE A U.S. PERSON OR ARE ACTING ON BEHALF OF A U.S. PERSON, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN INSTRUCTION 8 BELOW. IF YOU REQUIRE A FORM W-8, PLEASE CONTACT THE INFORMATION AGENT AND/OR THE DEPOSITARY.

BLOCK F-1 U.S. SHAREHOLDERS — ADDITIONAL INFORMATION

If you are a U.S. Shareholder, you represent that the person making the investment decision to deposit Oromin Shares under the Offer is resident in the state or other jurisdiction listed in Block A (Registration and Payment Instructions), unless you check the following box and list below the state or other jurisdiction in which such person is resident. If you are acting on behalf of multiple persons located in multiple jurisdictions, please indicate each applicable jurisdiction and the number of Oromin Shares for each jurisdiction.

☐    The owner signing this Letter of Transmittal represents that the person(s) making the investment decision to deposit Oromin Shares under the Offer is (are) resident in the following state(s) or other jurisdiction(s):

BLOCK G REGISTRATION AND PAYMENT

Signature guaranteed by (if required under Instruction 3):	Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 2, 3 and 4)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

(Tax Identification, Social Insurance or Social Security Number)

BLOCK H INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

The undersigned represents that the dealer who solicited and obtained this deposit is:

(Firm)	(Registered Representative)	(Telephone Number)
☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. PERSONS ONLY

SUBSTITUTE FORM W-9 Payer's Request for Taxpayer Identification Number and Certification

Part 1 — Taxpayer Identification Number ("TIN") — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the W-9 Guidelines included with this form.) CERTIFY BY SIGNING AND DATING BELOW.
Note: If the account is in more than one name, see the chart in the enclosed W-9 Guidelines to determine which number to give the payer.

Social Security Number(s) (If awaiting TIN, write "Applied For") OR Employer Identification Number(s) If awaiting TIN, write "Applied For")

Part 2 — For payees exempt from backup withholding, please write "Exempt" here (see W-9 Guidelines):
Name
Business Name
Please Check Appropriate box for U.S. tax:

☐ Individual/Sole Proprietor	☐ C Corporation	☐ S Corporation	☐ Partnership	☐ Trust/Estate

☐ Limited liability company (Enter the tax classification: S = S corporation; C = corporation; P = partnership)
☐ Other
☐ Address
City	State	Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me);

(2)    I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature	Dated , 2013

NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S.$50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING ON THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, a portion of the gross proceeds of such payment made to me may be withheld.

Signature	Dated , 2013

DEFINITION OF A U.S. PERSON: For federal income tax purposes, you are considered a U.S. person if you are (1) an individual who is a U.S. citizen or U.S. resident alien; (2) a partnership or corporation created or organized in the United States or under the laws of the United States; (3) an estate (other than a foreign estate); or (4) a domestic trust (as defined in Treasury Regulations section 301.7701-7).

 INSTRUCTIONS

1.     Use of Letter of Transmittal

  (a)
  This Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the signature(s) guaranteed if required by Instruction 3 below, together with accompanying certificate(s) representing the Deposited Oromin Shares and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed before the Expiry Time, the Rights Certificates(s) representing the deposited SRP Rights (or, alternatively, Book-Entry Confirmation with respect thereto) and all other documents required by the terms of the Offer and this Letter of Transmittal must be physically received by the Depositary at its office specified in this Letter of Transmittal at or prior to the Expiry Time, unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

  (b)
  The method of delivery of certificates representing Oromin Shares and, if applicable, Rights Certificates (or a Book-Entry Confirmation, as applicable), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other documents is at the option and risk of the person depositing such documents. Teranga recommends that certificates, the accompanying Letter of Transmittal, the Notice of Guaranteed Delivery and any other documents be delivered by hand to the Depositary and that a receipt be obtained for their deposit. If the documents are mailed, Teranga recommends that registered mail with return receipt or acknowledgement of receipt be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual physical receipt by the Depositary.

  (c)
  Shareholders whose Oromin Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Oromin Shares under the Offer.

2.     Procedure for Guaranteed Delivery

        If a Shareholder wishes to accept the Offer and deposit Oromin Shares pursuant to the Offer and (i) the certificate(s) representing such Shareholder's Oromin Shares are not immediately available; (ii) such Shareholder cannot deliver the certificate(s), the Letter of Transmittal and all other required documents to the Depositary by the Expiry Time; or (iii) such Shareholder cannot comply with the procedures for book-entry transfer on a timely basis, then those Oromin Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

  (a)
  such deposit is made by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery printed on yellow paper (or a manually signed facsimile thereof) together with a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery is received by the Depositary at its principal office in Toronto, Ontario at or before the Expiry Time;

  (c)
  the certificate or certificates representing the Deposited Oromin Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) in accordance with the instructions set out in this Letter of Transmittal, and other documents required by this Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto Time) on or before the third trading day on the TSX after the Expiry Date; and

  (d)
  in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) in accordance with the instructions set out in this Letter of Transmittal and other documents required by this Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto Time) on or before the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

        The Notice of Guaranteed Delivery must be delivered by mail, hand or courier or transmitted by electronic facsimile to the Depositary only at its principal office in Toronto, Ontario at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying certificate(s) representing Oromin Shares and, if applicable, SRP Rights and all other required documents to an address or transmission by facsimile to facsimile number other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

        An "Eligible Institution" means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks and trust companies in Canada or the United States.

3.     Signatures

        This Letter of Transmittal must be completed and executed by the Shareholder accepting the Offer described above or by such Shareholder's duly authorized representative (in accordance with Instruction 4).

  (a)
  If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

  (b)
  If this Letter of Transmittal is executed by a person other than the registered holder(s) of the certificate(s) deposited herewith, or if the cheque(s) is (are) to be issued or delivered to a person other than the registered holder(s), or if the certificate(s) representing Oromin Shares in respect of which the Offer is not being accepted is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of Oromin:

  (i)
  the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s);

  (ii)
  the signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s); and

  (iii)
  such signature(s) must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

4.     Guarantee of Signatures

        If this Letter of Transmittal is executed by a person other than the registered holder(s) of Oromin Share certificate(s) deposited herewith or if the certificate(s) representing Oromin Shares in respect of which the Offer is not being accepted is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of Oromin, such signatures must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.     Fiduciaries, Representatives and Authorizations

        Where this Letter of Transmittal or any share certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such person's authority to act. Either Teranga, at their sole discretion, or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

6.     Delivery Instructions

        If any certificate(s) representing Teranga Shares is (are) to be sent to or, in respect of partial deposits of Oromin Shares, certificates representing Oromin Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Transmittal, then Block B on this Letter of Transmittal should be completed. If Block B is not completed, any certificate(s) will be mailed to the depositing Shareholder at the address of such Shareholder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such Shareholder as it appears on the securities register maintained by or on behalf of Oromin. Any certificate(s) mailed in accordance with the terms of the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.     Partial Deposits

        If less than the total number of Oromin Shares evidenced by any certificate(s) submitted are to be deposited, fill in the number of Oromin Shares to be deposited in the appropriate space in Box 1 on this Letter of Transmittal. In such case, new certificate(s) for the number of Oromin Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless such holder completes Block B on this Letter of Transmittal). The total number of Oromin Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. Note that this Instruction is not applicable to holders who deposit their Oromin Shares by book-entry transfer.

8.     Substitute Form W-9 for U.S. Persons Only

        United States federal income tax law generally requires a U.S. Person who receives cash in exchange for Oromin Shares to provide the Depositary with its correct Taxpayer Identification Number ("TIN"), which, in the case of a U.S. Person who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption from backup withholding, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding on the gross proceeds of any payment received from the Depositary. If withholding results in an overpayment of taxes, a refund may be obtained by timely filing a U.S. tax return.

        To prevent backup withholding, each U.S. Person must provide its correct TIN by completing the "Substitute Form W-9" set forth in this document, which requires the Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such Shareholder is awaiting a TIN); (2) that (i) the Shareholder is exempt from backup withholding; (ii) the Shareholder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the Shareholder that he is no longer subject to backup withholding; and (3) that the Shareholder is a U.S. citizen or other U.S. person as defined on the attached Substitute Form W-9.

        Exempt holders (including, among others, all C corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "W-9 Guidelines") for additional instructions.

        If Oromin Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

        If a U.S. Person does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold a portion of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary.

        If a Shareholder has a U.S. address, but is not a U.S. Person, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

        A SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING ON THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMELY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

        TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE U.S. INTERNAL REVENUE CODE; (B) THESE DISCUSSIONS WERE WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE OFFER; AND (C) EACH TAXPAYER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR BASED ON ITS PARTICULAR CIRCUMSTANCES.

9.     Miscellaneous

  (a)
  If the space in Box 1 of this Letter of Transmittal is insufficient to list all certificates for Oromin Shares, additional certificate numbers and number of Oromin Shares may be included on a separate signed list affixed to this Letter of Transmittal.

  (b)
  If Deposited Oromin Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

  (c)
  No alternative, conditional or contingent deposits will be accepted and no fractional Oromin Shares will be purchased. All depositing Shareholders by execution of this Letter of Transmittal, or a manually executed facsimile copy hereof, waive any right to receive any notice of the acceptance of Deposited Oromin Shares for payment, except as required by applicable Laws.

  (d)
  The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

  (e)
  Teranga will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting deposits of Oromin Shares under the Offer.

  (f)
  Before completing this Letter of Transmittal, you are urged to read the previously mailed Offer to Purchase and Circular and the accompanying Notice of Change Variation and Extension.

  (g)
  All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Deposited Oromin Shares, including the propriety and effect of the execution of the Letter of Transmittal, will be determined by Teranga in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Teranga reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. Teranga reserves the absolute right to waive any defects or irregularities in the deposit of any Oromin Shares. There shall be no obligation on Teranga, the Depositary, or any other person to give notice of any defect or irregularity in acceptance and no liability shall be incurred or suffered by any of them to any person for failure to give such notice. Teranga's interpretation of the terms and conditions of the Offer, the Circular, this Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding. Teranga reserves the right to permit the Offer to be accepted in a manner other than as set out in the Offer to Purchase and Circular and Notice of Change Variation and Extension.

  (h)
  Additional copies of the Offer to Purchase and Circular and Notice of Change Variation and Extension, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at its address specified in this Letter of Transmittal.

  (i)
  Deposits of Oromin Shares will not be accepted from or on behalf of shareholders in any jurisdiction outside of Canada in which acceptance of the Offer would not be in compliance with the laws of that jurisdiction.

10.   Lost Certificates

        If a certificate representing Oromin Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss and providing your telephone number, to the Depositary at its office specified in this Letter of Transmittal. The Depositary will forward such letter to Oromin's registrar and transfer agent so that the registrar and transfer agent may provide replacement instructions. If a certificate representing Oromin Shares has been lost, stolen, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Oromin Shares represented by the replacement certificate to be deposited under the Offer at or prior to the Expiry Time.

11.   Assistance

        Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing the Oromin Shares with the Depositary may be directed to the Depositary and Information Agent. Their contact details are provided at the end of this document.

 FOR U.S. PERSONS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

        Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For this Type of Account:			Give Name and Taxpayer Identification Number of
1.	Individual		The Individual
2.	Two or more individuals (joint account)		The actual owner of the account or, if combined funds, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)		The minor(2)
4.	a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
	b.	So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
	c.	Grantor trust filing under Optional Form 1099 Filing Method 1 (see Treasury Regulation section 1.671-4(b)(2)(i)(A))	The grantor
	d.	Grantor trust filing under Form 1041 Filing Method or Optional Form 1099 Filing Method 2 (see Treasury Regulation section 1.671-4(b)(2)(i)(B))	The trust
5.	Sole proprietorship or a disregarded entity owned by an individual		The owner(3)
6.	Disregarded entity not owned by an individual		The owner
7.	A valid trust, estate, or pension trust		The legal entity(4)
8.	Corporation (or LLC electing corporate status on Form 8832 or Form 2553)		The corporation
9.	Association, club, religious, charitable, educational, or other tax-exempt organization		The organization
10.	Partnership or multi-member LLC treated as a partnership		The partnership
11.	A broker or registered nominee		The broker or nominee
12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments		The public entity

(1)
List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2)
Circle the minor's name and furnish the minor's social security number.

(3)
You must show your individual name, but you may also enter your business or "doing business as" name on the second name line. You may use either your social security number or your employer identification number (if you have one).

(4)
List first and circle the name of the trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title).

        NOTE: IF NO NAME IS CIRCLED WHEN THERE IS MORE THAN ONE NAME LISTED, THE NUMBER WILL BE CONSIDERED TO BE THAT OF THE FIRST NAME LISTED.

Obtaining a Number

        If you do not have a taxpayer identification number, you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can find information about applying for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

        Note: Writing "Applied For" on the form means that you have already applied for a TIN or that you intend to apply for one soon. As soon as you receive your TIN, complete another Substitute Form W-9, include your TIN, sign and date the form, and give it to the payer.

Payees Exempt from Backup Withholding

        Payees specifically exempted from backup withholding for this purpose include:

  (a)
  An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2);

  (b)
  The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing;

  (c)
  An international organization or any agency or instrumentality thereof;

  (d)
  A foreign government and any political subdivision, agency or instrumentality thereof;

  (e)
  A C corporation;

  (f)
  A financial institution;

  (g)
  A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

  (h)
  A real estate investment trust;

  (i)
  A common trust fund operated by a bank under Section 584(a);

  (j)
  An entity registered at all times during the tax year under the Investment Company Act of 1940;

  (k)
  A futures commission merchant registered with the Commodity Futures Trading Commission; and

  (l)
  A foreign central bank of issue.

        Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. TO FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

        PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold a portion of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to the payer. Certain penalties may also apply.

Penalties

(1)
Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you may be subject to a penalty of U.S.$50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)
Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you may be subject to a U.S.$500 penalty.

(3)
Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

        FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE.

The Depositary and the Information Agent for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1E2

North American Toll Free Phone:
1-866-229-8651
E-mail: contactus@kingsdaleshareholder.com
Facsimile: (416) 867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Any questions or requests for assistance or additional copies of the Offer and Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent. Shareholders may also contact their investment advisor, stockbroker, bank, trust company or other nominee for assistance concerning the Offer.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY TERANGA GOLD CORPORATION TO PURCHASE ALL THE OUTSTANDING OROMIN SHARES.

NOTICE OF GUARANTEED DELIVERY

for Deposit of Oromin Shares and SRP Rights
OROMIN EXPLORATIONS LTD.

pursuant to the Offer dated June 19, 2013
as amended by the Notice of Change, Variation and Extension dated July 26, 2013 made by

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (TORONTO TIME) ON AUGUST 6, 2013 (THE "EXPIRY TIME"), UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT:

(1)
YOUR CERTIFICATE(S) REPRESENTING YOUR OROMIN SHARES IS (ARE) NOT IMMEDIATELY AVAILABLE;

(2)
YOU CANNOT COMPLETE THE PROCEDURE FOR BOOK-ENTRY TRANSFER OF YOUR OROMIN SHARES ON A TIMELY BASIS; OR

(3)
YOU ARE NOT ABLE TO DELIVER SUCH CERTIFICATE(S) ALONG WITH ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

This Notice of Guaranteed Delivery, or a manually executed facsimile hereof, properly completed and executed, together with all other required documents, is to be used to deposit common shares of Oromin Explorations Ltd. ("Oromin"), including any common shares of Oromin that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise, conversion or exchange of any Convertible Securities (as defined in the Offer to Purchase and Circular), together with the associated rights (the "SRP Rights") issued under the shareholder rights plan of Oromin dated June 27, 2008 (collectively, the "Oromin Shares"), under the offer (the "Offer") dated June 19, 2013, as amended by the Notice of Change, Variation and Extension dated July 26, 2013 (the "Notice of Change, Variation and Extension") made by Teranga Gold Corporation ("Teranga") to purchase, subject to the terms and conditions of the Offer, all of the issued and outstanding Oromin Shares, other than Oromin Shares owned, directly or indirectly, by Teranga and its affiliates, only if the certificate(s) representing the Oromin Shares to be deposited under the Offer is (are) not immediately available or if the holder of the Oromin Shares (the "Shareholder") is not able to deliver the certificate(s) and all other required documents to Kingsdale Shareholder Services Inc. (the "Depositary") at or prior to the Expiry Time at the office specified below.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. The Offer to Purchase and accompanying Circular dated June 19, 2013 (the "Offer to Purchase and Circular"), as well as the Notice of Change, Variation and Extension contain important information and Shareholders are urged to read each of the Offer to Purchase and Circular and Notice of Change, Variation and Extension in its entirety. Capitalized or defined terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer to Purchase and Circular and Notice of Change, Variation and Extension have the respective meanings ascribed thereto in the Offer to Purchase and Circular and Notice of Change, Variation and Extension.

Questions or requests for assistance in accepting the Offer, completing this Notice of Guaranteed Delivery and depositing Oromin Shares with the Depositary may be directed to the Information Agent and/or the Depositary. Their contact details are provided at the end of this document.

Shareholders whose Oromin Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Oromin Shares under the Offer.

 NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Teranga has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-80, a tender offer statement on Schedule 14D-1F and other documents and information, including the Offer to Purchase and Circular and Notice of Change, Variation and Extension to Shareholders concerning the Offer.

The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits of Oromin Shares be accepted from or on behalf of, Shareholders in any state in the United States in which the making or acceptance of the Offer would not be in compliance with the laws of such state. Teranga or its agents may, in their sole discretion, take such action as it or they may deem desirable to extend the Offer to Shareholders in any such state. Notwithstanding the foregoing, Teranga or its agents may elect not to complete such action in any given instance. Accordingly, Teranga cannot at this time assure holders of Oromin Shares that otherwise valid tenders can or will be accepted from holders resident in all states in the United States.

Each Shareholder will be requested to complete Block F in the Letter of Transmittal to indicate whether the Shareholder is a person that is resident in the United States or acting for the account or benefit of a person in the United States (a "U.S. Shareholder"). In addition, each U.S. Shareholder will be requested to complete Block F-1 in the Letter of Transmittal identifying the U.S. state(s) in which the person making the decision to accept the Offer is resident. All Shareholders delivering this Notice of Guaranteed Delivery will also be required to complete Box 3 herein and all U.S. Shareholders delivering this Notice of Guaranteed Delivery will also be required, in addition to completing Box 3 herein, to complete Box 4 herein. Teranga and its agents reserves the right not to take up and pay for Oromin Shares deposited by a Shareholder that fails to complete Block F or, if applicable, Block F-1 in the Letter of Transmittal, whose response thereto is illegible or whose investment decisions are, or Teranga or its agents, acting in their sole discretion, reasonably believes are, made in a U.S. state in which (x) the making or acceptance of the Offer would not be in compliance with the laws of such state or (y) Teranga or its agents have elected not to complete such action in any given instance in such U.S. state.

2

 WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to accept the Offer and deposit Oromin Shares pursuant to the Offer and (i) the certificate(s) representing such Shareholder's Oromin Shares is (are) not immediately available; (ii) such Shareholder cannot deliver the certificate(s), the Letter of Transmittal and all other required documents to the Depositary by the Expiry Time; or (iii) such Shareholder cannot comply with the procedures for book-entry transfer on a timely basis, those Oromin Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

  (a)
  such deposit is made by or through an Eligible Institution;

  (b)
  this Notice of Guaranteed Delivery (or a manually signed facsimile hereof) together with a guarantee to deliver by an Eligible Institution in the form set out in this Notice of Guaranteed Delivery is properly completed and duly executed and is received by the Depositary at its principal office in Toronto, Ontario at or before the Expiry Time;

  (c)
  the certificate(s) representing the Deposited Oromin Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) in accordance with the instructions set out in the Letter of Transmittal, and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto Time) on or before the third trading day on the TSX after the Expiry Date; and

  (d)
  in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) in accordance with the instructions set out in the Letter of Transmittal and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto Time) on or before the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

An "Eligible Institution" means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks and trust companies in Canada or the United States.

The undersigned understands and acknowledges that payment for Oromin Shares deposited and taken up by Teranga under the Offer will be made only after timely receipt by the Depositary of the certificate(s) representing the Oromin Shares and, if applicable, Rights Certificate(s), a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, covering such Oromin Shares and, if applicable, SRP Rights, with the signature(s) guaranteed, if required in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Letter of Transmittal at or prior to 5:00 p.m. (Toronto Time) on the third trading day on the TSX after the Expiry Time. The consideration for the Oromin Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Oromin Shares delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all of the Deposited Oromin Shares to be delivered pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase, "Manner for Acceptance — Procedure for Guaranteed Delivery", are not so delivered to the Depositary and, therefore, payment by the Depositary for such Oromin Shares is not made until after the take-up of, and payment for, the Oromin Shares under the Offer.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

3

TO:	TERANGA GOLD CORPORATION
AND TO:	KINGSDALE SHAREHOLDER SERVICES INC., as Depositary

By Mail:	By Registered Mail, Hand or Courier:	By Facsimile Transmission:
Kingsdale Shareholder Services Inc. P.O. Box 361 The Exchange Tower 130 King Street West, Suite 2950 Toronto, ON M5X 1E2 Attention: Corporate Actions	Kingsdale Shareholder Services Inc. 130 King Street West 29th Floor Toronto, ON M5X 1E2 Attention: Corporate Actions	1-866-545-5580

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY MAIL, HAND OR COURIER OR TRANSMITTED BY FACSIMILE TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO LISTED IN THIS NOTICE OF GUARANTEED DELIVERY AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY AND THE LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) REPRESENTING OROMIN SHARES AND, IF APPLICABLE, SRP RIGHTS AND ALL OTHER REQUIRED DOCUMENTS TO AN ADDRESS OR TRANSMISSION BY FACSIMILE TO A FACSIMILE NUMBER OTHER THAN THOSE SET OUT ABOVE DOES NOT CONSTITUTE DELIVERY FOR PURPOSES OF SATISFYING A GUARANTEED DELIVERY.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING A GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATE(S) TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING OROMIN SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR OROMIN SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

4

The undersigned hereby deposits with Teranga, upon the terms and subject to the conditions set forth in the Offer to Purchase and Circular, Notice of Change, Variation and Extension and the Letter of Transmittal, receipt of each of which is hereby acknowledged, Oromin Shares listed below in Box 1, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase, "Manner for Acceptance — Procedure for Guaranteed Delivery".

BOX 1
DESCRIPTION OF OROMIN SHARES DEPOSITED UNDER THE OFFER (Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)
Certificate Number(s) (if available)	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number of Oromin Shares Represented by Certificate(s)	Number of Oromin Shares Deposited*

TOTAL:

BOX 2

DESCRIPTION OF THE SRP RIGHTS DEPOSITED UNDER THE OFFER**
(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)
(To be completed if necessary)

Certificate Number(s) (if available)	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number of SRP Rights Represented by Certificate(s)	Number of SRP Rights Deposited**

TOTAL:

*
If you desire to deposit fewer than all Oromin Shares evidenced by any certificate(s) listed above, please indicate in this column the number of Oromin Shares you wish to deposit. Unless otherwise indicated, the total number of Oromin Shares evidenced by all certificates delivered will be deemed to have been deposited.

**
The following procedures must be followed in order to effect the valid deposit of the SRP Rights associated with the Deposited Oromin Shares: (a) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Oromin, a deposit of Oromin Shares will also constitute a deposit of the associated SRP Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Oromin prior to the time Oromin Shares are deposited under the Offer, Rights Certificates representing SRP Rights equal in number to the number of Deposited Oromin Shares must be delivered with the Letter of Transmittal or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates have not been distributed by the time Oromin Shares are deposited under the Offer, or the Rights Certificates have been distributed but not received by the Shareholder making the deposit, the Shareholder may deposit its SRP Rights before receiving Rights Certificates by using the guaranteed delivery procedure set out in Section 3 of the Offer to Purchase, "Manner for Acceptance — Procedure for Guaranteed Delivery". Note that, in any case, a deposit of Oromin Shares constitutes an agreement by the Shareholder making the deposit to deliver Rights Certificates representing SRP Rights equal in number to the number of Deposited Oromin Shares by the Shareholder, or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto, on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. Teranga reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the Shareholder making the deposit, prior to taking up the Deposited Oromin Shares by the undersigned for payment pursuant to the Offer, Rights Certificates (or, if available, a Book-Entry Confirmation) from the Shareholder representing SRP Rights equal in number to the Oromin Shares deposited by the Shareholder.

5

SHAREHOLDER SIGNATURE(S)

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)

Date	Postal Code / Zip Code

Daytime Telephone Number

GUARANTEE OF DELIVERY (Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Oromin Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and executed Letter of Transmittal in the form accompanying the Offer and Circular, or a manually executed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or prior to 5:00 p.m. (Toronto Time) on the third trading day on the TSX after the Expiry Time.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name

Postal/Zip Code	Title

Area Code and Telephone Number	Date

6

BOX 3
U.S. SHAREHOLDERS — DETERMINATION OF STATUS

A U.S. Shareholder is any person that is either (a) a resident in the United States or (b) acting for the account or benefit of a person in the United States.
INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:
☐ The owner signatory hereto represents that it is not a U.S. Shareholder, is not acting on behalf of a U.S. Shareholder and does not have a U.S. address; or
☐ The owner signatory hereto represents that it is a U.S. Shareholder, is acting on behalf of a U.S. Shareholder or has a U.S. address.
IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN PLEASE ALSO COMPLETE BOX 4 BELOW.

BOX 4
U.S. SHAREHOLDERS — STATE LAWS

If you are a U.S. Shareholder, you represent that the person making the investment decision to deposit Oromin Shares under the Offer is resident in the state or other jurisdiction listed above, unless you check the following box and list below the state or other jurisdiction in which such person is resident. If you are acting on behalf of multiple persons located in multiple jurisdictions, please indicate each applicable jurisdiction and the number of Oromin Shares for each jurisdiction.

☐    The owner signing this Notice of Guaranteed Delivery represents that the person(s) making the investment decision to deposit Oromin Shares under the Offer is (are) resident in the following state(s) or other jurisdiction(s):

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The Depositary and the Information Agent for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1E2

North American Toll Free Phone:
1-866-229-8651
E-mail: contactus@kingsdaleshareholder.com
Facsimile: (416) 867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Any questions or requests for assistance or additional copies of the Offer and Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent. Shareholders may also contact their investment advisor, stockbroker, bank, trust company or other nominee for assistance concerning the Offer.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

The following information is applicable to the Registrant.

Indemnification Provisions

(1)                                 Section 124B of the Canada Business Corporations Act provides, in part, as follows:

“Indemnification

124.                        (1)                                 A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

Advance of costs

(2)                                 A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfil the conditions of subsection (3).

Limitation

(3)                                 A corporation may not indemnify an individual under subsection (1) unless the individual

(a)                                 acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation’s request; and

(b)                                 in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

Indemnification in derivative actions

(4)                                 A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual’s association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses

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reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in subsection (3).

Right to indemnity

(5)                                 Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity

(a)                                 was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b)                                 fulfils the conditions set out in subsection (3).

Insurance

(6)                                 A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual

(a)                                 in the individual’s capacity as a director or officer of the corporation; or

(b)                                 in the individual’s capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation’s request.

Application to court

(7)                                 A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

Notice to Director

(8)                                 An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

Other notice

(9)                                 On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.”

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(2)                                 Section 6 of By-Law No. 1 of the Registrant provides as follows:

“Section 6.2                              Indemnity.

The Corporation will indemnify to the fullest extent permitted by the Act (i) any director or officer of the Corporation, (ii) any former director or officer of the Corporation, (iii) any individual who acts or acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, and (iv) their respective heirs and legal representatives. The Corporation is authorized to execute agreements in favour of any of the foregoing persons evidencing the terms of the indemnity. Nothing in this by-law limits the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

Section 6.3                                    Insurance.

The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 6.2 against such liabilities and in such amounts as the directors may determine and as are permitted by the Act.

The Registrant has agreed to indemnify its directors and officers, to the extent permitted under corporate law, against costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their services. The Registrant’s directors and officers are covered by directors’ and officers’ liability insurance.”

(3)                                 Indemnification Agreements

The directors and officers of the Registrant (for purposes of this Section, each an “Indemnified Party”, and collectively, the “Indemnified Parties”) have entered into individual indemnity agreements with the Registrant (for purposes of this Section, the “Agreements”) that provide for indemnification in respect of certain liabilities or expenses which may be incurred as a result of acting as a director and/or officer of Registrant.

The Agreements provide a general indemnity, to the fullest extent permitted by law, from and against losses, including taxes, which the Indemnified Parties may suffer in respect of any action or proceeding to which an Indemnified Party is made a party by reason of being or having been a director and/or officer of the Registrant (for purposes of this Section, a “Claim”), including any amount paid to settle an action or satisfy a judgment, provided that (i) the Indemnified Party acted honestly and in good faith with a view to the best interests of the Registrant; and (ii) if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Party had reasonable grounds for believing that their conduct was lawful.  Costs incurred by an Indemnified Party in the successful defense of a Claim will also be indemnified.  The Agreements also provide for reimbursement of reasonable expenses incurred in carrying

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out the Indemnified Parties’ duties as directors and/or officers and indemnification against derivative claims and liabilities arising by operation of statute.  The Registrant may also advance up to $500,000 (or a greater amount if determined appropriate by the board of directors) upon the reasonable request of an Indemnified Party in respect of any costs, charges or expenses reasonably incurred by the Indemnified Party in defending or preparing for any Claim or other matter for which the Indemnified Party may be entitled to an indemnity or reimbursement under the Agreements.  The Registrant also provides the Indemnified Parties with directors’ and officers’ liability insurance pursuant to the Agreements.  The Agreements survive until 15 years after the respective Indemnified Party has ceased to act as a director and/or officer of the Registrant.

*                                         *                                         *

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the applicable provisions, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Exhibits

The following exhibits have been filed as part of the Registration Statement:

Exhibit Number	Description
1.1	Press Release, dated June 19, 2013*

1.2	Press Release, dated July 22, 2013 (incorporated by reference to Exhibit 99.1 to Amendment No. 2 to the Schedule 13D filed by the Registrant with the SEC on July 24, 2013)

2.1

Lock-up Agreement, dated as of June 2, 2013, between the Registrant and IAMGOLD Corporation (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to the Schedule 13D filed by the Registrant with the SEC on June 3, 2013)

2.2

Amendment, dated July 22, 2013, to the Lock-Up Agreement between the Registrant and IAMGOLD Corporation, dated as of June 2, 2013 (incorporated by reference to Exhibit 99.3 to Amendment No. 2 to the Schedule 13D filed by the Registrant with the SEC on July 24, 2013)

2.3

Support Agreement, dated July 22, 2013, between the Registrant and Oromin Explorations Ltd. (incorporated by reference to Exhibit 99.2 to Amendment No. 2 to the Schedule 13D filed by the Registrant with the SEC on July 24, 2013)

2.4

From of Lock-Up Agreement, between the Reporting Person and each of the directors and officers of Oromin Explorations Ltd. (incorporated by reference to Exhibit 99.4 to Amendment No. 2 to the Schedule 13D filed by the Registrant with the SEC on July 24, 2013)

3.1	Management information circular of the Registrant, dated May 15, 2013, in respect of the annual general and special meeting of the shareholders of the Registrant to be held on June 26, 2013*

3.2	Unaudited interim condensed consolidated financial statements of the Registrant, dated May 14, 2013, for the three months ended March 31, 2013*

3.3	Management discussion and analysis of financial condition and results of operations of the Registrant, dated May 14, 2013, for the three months ended March 31, 2013*

3.4	Annual information form of the Registrant, dated March 27, 2013, for the year ended December 31, 2012*

3.5	Audited consolidated financial statements of the Registrant, dated February 20, 2013, for the year ended December 31, 2012, together with the notes thereto and the auditors’ report thereon*

3.6	Management discussion and analysis of financial condition and results of operations of the Registrant, dated February 20, 2013, for the year ended December 31, 2012*

5.1	Consent of Deloitte LLP*

5.2	Consent of Stikeman Elliott LLP*

5.3	Consent of Milbank, Tweed, Hadley & McCloy LLP*

5.4	Consent of AMC Mining Consultants (Canada) Ltd.*

5.5	Consent of Paul Chawrun*

5.6	Consent of Julia Martin*

5.7	Consent of Stephen Mlot*

5.8	Consent of Alan Riles*

*      Previously filed with the Registration Statement filed with the SEC on June 20, 2013.

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PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1.                                                        Undertakings

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to this Form F-80 or to transactions in said securities.

The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer.  Such information shall be set forth in amendments to this Form.

Item 2.                                                        Consent to Service of Process

(a)                                 The Registrant has filed with the SEC a written irrevocable consent and power of attorney on Form F-X.

(b)                                 Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of this Registration Statement.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on the 26th day of July, 2013.

TERANGA GOLD CORPORATION

By:	/s/ Richard S. Young

Richard S. Young
President and Chief Executive Officer

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Pursuant to the requirements of the Securities Act, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

/s/ Richard S. Young	/s/ Navin Dyal*
Richard S. Young President and Chief Executive Officer Dated: July 26, 2013	Navin Dyal Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Alan R. Hill*	/s/ Christopher R. Lattanzi *
Alan R. Hill, Executive Chairman	Christopher R. Lattanzi, Director

/s/ Frank Wheatley*	/s/ Alan R. Thomas *
Frank Wheatley, Director	Alan R. Thomas, Director

*By:	/s/ Richard S. Young

Richard S. Young President and Chief Executive Officer Attorney-in-fact for persons indicated Dated: July 26, 2013

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AUTHORIZED REPRESENTATIVE

IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, the undersigned certifies that he is the duly authorized United States representative of Teranga Gold Corporation and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of Delaware, on this 26th day of July, 2013.

PUGLISI & ASSOCIATES
(Authorized U.S. Representative)

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director, Puglisi & Associates

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QuickLinks

ADDITIONAL NOTICES TO OROMIN SHAREHOLDERS IN THE UNITED STATES
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
CURRENCY
NOTICE OF CHANGE, VARIATION AND EXTENSION
APPROVAL AND CERTIFICATE OF TERANGA GOLD CORPORATION
LETTER OF TRANSMITTAL
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
INSTRUCTIONS
FOR U.S. PERSONS ONLY GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
NOTICE OF GUARANTEED DELIVERY
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY